 Exhibit 99.1

HARRY WINSTON DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

For the
Annual and Special Meeting of Shareholders
July 18, 2012

___________________________________

June 6, 2012

HARRY WINSTON DIAMOND CORPORATION

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend Harry Winston Diamond Corporation's Annual and Special Meeting of Shareholders on Wednesday, July 18, 2012.

The items of business to be considered at this Meeting are described in the Notice of Annual and Special Meeting and Management Proxy Circular. No matter how many shares you hold, your participation at shareholders' meetings is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the voting instructions included on the proxy form.

There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders.

We look forward to seeing you at the Meeting.

Sincerely,

Robert A. Gannicott
Chairman & Chief Executive Officer

HARRY WINSTON DIAMOND CORPORATION
P.O. Box 4569, Station A
Toronto, Ontario M5W 4T9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Meeting”) of HARRY WINSTON DIAMOND CORPORATION (the “Corporation”) will be held at The Prince of Wales Northern Heritage Centre, 4750 48th Street, Yellowknife, Northwest Territories at 7:00 a.m. Mountain time (10:00 a.m. Toronto time) on Wednesday, July 18, 2012, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2012, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to fix their remuneration;

4.

to consider and, if thought fit, pass a resolution with or without variation, approving the Corporation’s 2012 Restricted Share Unit Plan, the reservation of up to 110,000 Common Shares of the Corporation for issuance under such plan, and the initial grant of 101,449 Restricted Share Units to Frederic de Narp pursuant to such plan, all as described in the Management Proxy Circular accompanying this notice; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular of the Corporation provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Management Proxy Circular. To be valid, proxies must be received by the Proxy Department of CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free within North America) or 416-368-2502, or in person at 320 Bay Street, Basement Level (B1), Toronto, Ontario, Canada, M5H 4A6, no later than 5:00 p.m. (Toronto time) on July 16, 2012, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

BY ORDER OF THE BOARD

Lyle R. Hepburn
Corporate Secretary
June 6, 2012

HARRY WINSTON DIAMOND CORPORATION
MANAGEMENT PROXY CIRCULAR

All information is as of June 1, 2012 and all dollar figures are in United States dollars, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:

At the Annual and Special Meeting of Shareholders (the “Meeting”), shareholders are voting on the election of directors to the Board of the Corporation, the appointment of auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors. The special business of the meeting includes the approval of a new 2012 Restricted Share Unit Plan for the President and Chief Executive Officer of Harry Winston, Inc. (“HWI”), the reservation of up to 110,000 Common Shares of the Corporation for issuance under such plan, and the initial grant of 101,449 Restricted Share Units to Frederic de Narp pursuant to such plan.

Q:	Who is entitled to vote?

A:

If you owned your shares as at the close of business on June 1, 2012, you are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual and Special Meeting of Shareholders.

Q:	How do I vote?

A:

There are two ways you can vote. You may vote in person at the Meeting, in which case please read the instructions set out after the following question. If you do not plan to attend the Meeting and you are a registered shareholder you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. For your shares to be voted, please follow the voting instructions provided by your nominee.

Q:	What if I plan to attend the Meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the Meeting and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

If your shares are held in the name of a nominee, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return it by following the instructions provided to you by your nominee. Do not complete the voting instructions on the form, as you will be voting at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

Q:	Who is soliciting my proxy?

A:

The enclosed form of proxy is being solicited by the management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be solicited personally, by telephone, e-mail, internet, facsimile, or other means of communication by employees of the Corporation.

Q:	What if I sign the form of proxy enclosed with this Management Proxy Circular?

A:

Signing the enclosed form of proxy gives authority to Robert A. Gannicott or Daniel Jarvis, each of whom is a director of the Corporation, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the accompanying form of proxy.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CIBC Mellon Trust Company.

Q:	What do I do with my completed proxy?

A:

If you are a registered shareholder, return the proxy to the Corporation’s transfer agent, CIBC Mellon Trust Company, in the envelope provided, or by fax to (416) 368-2502 or toll free at 1 (866) 781-3111 (within North America), so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday, July 16, 2012 to record your vote. If your shares are held in the name of a nominee, please follow the voting instructions provided by your nominee.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Corporation at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, July 16, 2012 or to the Chairman on the day of the Meeting, July 18, 2012, or any adjournment of the Meeting.

Harry Winston Diamond Corporation
P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
Attention:     Lyle R. Hepburn
Fax No.:         416-362-2230

Q:	How will my shares be voted if I give my proxy?

A:

The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board as described herein, the appointment of auditors, and the approval of the 2012 Restricted Share Unit Plan Resolution (as defined herein), the initial grant of Restricted Share Units to Mr. de Narp and the reservation of up to 110,000 Common Shares of the Corporation for issuance under such plan.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting. As of the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?

A:

As of June 1, 2012 (the “Record Date”), there were outstanding 84,874,781 Common Shares of the Corporation. Each registered shareholder has one vote for each Common Share held at the close of business on the Record Date.

To the knowledge of the directors and senior officers of the Corporation, as of date hereof, the following table sets forth the parties who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation:

Name of Shareholder and Municipality of Residence	Number of Common Shares Owned, Controlled or Directed	% of Outstanding Common Shares
Vanguard Precious Metals and Mining Fund Malvern, PA, USA	9,500,000	11.2%

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is entitled to a second or casting vote.

Q:	Who counts the votes?

A:

The Corporation’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent by mail at:

Transfer Agent and Registrar, CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc. P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3
or by telephone:	416-682-3860 or 1-800-387-0825	Fax:	1-888-249-6189
E-mail:	inquiries@canstockta.com	Website:	www.canstockta.com

REPORTING CURRENCY

The reporting currency of the Corporation is the United States dollar. Certain dollar amounts reported in the various tables in this Management Proxy Circular that were originally incurred in Canadian dollars have been converted, as applicable, into United States dollars from Canadian dollars as follows:

1.

The Canadian currency exchange rate, being the rate for exchanging a Canadian dollar into a United States dollar, (the “Exchange Rate”) was obtained from the Bank of Canada closing rates for the applicable dates listed below, which rates were as follows:

(a)	the Exchange Rate for February 1, 2011 (the “Year-Beginning Exchange Rate”) was 1.0092;
(b)	the Exchange Rate for January 31 , 2012 (the “Year-End Exchange Rate”) was 0.9972;
(c)	the average Exchange Rate for the fiscal period February 1, 2011 to January 31, 2012 (the “Average Exchange Rate”) was 1.0093;

(d)	the Exchange Rate for February 1, May 1, August 1, and November 1, 2011 (the “Quarterly Exchange Rate” was 1.0092, 1.0566, 1.0466, and 0.9815, respectively; and
(e)	the Exchange Rate for May 15, 2012 (the “May Exchange Rate”) was 0.9932.

2.

The dollar amounts shown for deferred share units (“DSUs”) granted to directors represent the Canadian dollar amount credited to their respective accounts on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

3.	The cash retainers paid to directors represent the Canadian dollar amount paid to them on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

4.	The value of restricted share units (“RSUs”) granted to Named Executive Officers was converted into United States dollars using the Exchange Rate at the date of the grant.

5.	The value of outstanding RSUs of Named Executive Officers was converted into United States dollars using the Year-End Exchange Rate.

6.	Cash compensation paid to Named Executive Officers, and in respect of consulting services referred to herein, was converted into United States dollars using the Average Exchange Rate.

BUSINESS OF THE MEETING

Financial Statements

The Consolidated Financial Statements for the year ended January 31, 2012 are included in the 2012 Annual Report.

Election of Directors

The Articles of the Corporation provide that the minimum number of directors shall be three and the maximum number shall be 12. There are currently nine directors. The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

The Board of Directors of the Corporation (the “Board”) has fixed the number of directors to be elected at the Meeting at nine. It is proposed that the persons set out herein be nominated for election as directors of the Corporation for the ensuing year. On January 14, 2009, the Board adopted a majority voting policy. Board policy requires that in an uncontested election, any nominee who receives a greater number of votes ‘‘withheld’’ than “for” shall submit his or her resignation to the Nominating & Corporate Governance Committee promptly following the Meeting. The Nominating & Corporate Governance Committee shall consider the resignation and shall recommend to the Board whether or not to accept it. The Board shall determine whether or not to accept the recommendation and announce in a press release the Board’s determination (and the reasons for rejecting the resignation, if applicable) within 90 days following the date of the Meeting. A full description of the majority voting policy is included in Schedule 1 of this Management Proxy Circular.

Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any of such nominees is unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out in this Management Proxy Circular.

The list of directors and their biographies can be found on pages 12 to 16 of this Management Proxy Circular (see “Nominees for Election to Board of Directors”). Information regarding Director Compensation can be found on pages 16 to 21 of this Management Proxy Circular (See “Compensation of Directors”, “Director Summary Compensation Table” and “Incentive Plan Awards). Each director's attendance at Board and Committee meetings can be found on page 21 of this Management Proxy Circular (see “Board of Directors Meetings Held and Attendance of Directors”).

To the knowledge of the Corporation, no director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Appointment of Auditors

Shareholders will be asked to vote for the reappointment of KPMG LLP, as auditors of the Corporation for the ensuing year, and to authorize the directors of the Corporation to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Fees paid to KPMG LLP during the years ended January 31, 2012 and 2011 were as follows:

	2012 (US$)	2011 (US$)
Audit Fees(1)	1,808,046	1,622,777
Audit Related Fees(2)	94,479	162,026
Tax Fees(3)	127,791	121,379
All other Fees(4)	5,046	4,871
Total	2,035,362	1,911,053
(1)	Includes audit and review services.
(2)	Includes IFRS consultation and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.
(4)	Includes review of annual meeting materials.

In the past the directors have negotiated with the auditors of the Corporation on an arm’s length basis to determine the fees to be paid to the auditors. Such fees have been based on the nature and complexity of the matters in question, and the time incurred by the auditors.

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services greater than Cdn$100,000.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors, and has determined that the independence of the external auditors is maintained.

Approval of 2012 Restricted Share Unit Plan

Purpose and Participant

As part of a broader plan to provide Frederic de Narp, the President and Chief Executive Officer of HWI, with compensation aligned with market practice, the Corporation is reducing his base salary, increasing his performance based annual incentive and replacing the profit sharing component of the HWI CEO Plan, as described on page 35 of this Management Proxy Circular (see “HWI CEO Plan”), with a new salary based multiple. As part of these changes, the Corporation is replacing Mr. de Narp’s 2011-2012 long term incentive plan value with a one-time award of Restricted Share Units. Accordingly, the Corporation has established a restricted share unit plan (the “2012 Restricted Share Unit Plan”) for Mr. de Narp. Mr. de Narp is the sole participant under the 2012 Restricted Share Unit Plan. The 2012 Restricted Share Unit Plan was approved by the Board of the Corporation on May 22, 2012 and is administered by the Corporation’s Human Resources & Compensation Committee.

The purpose of the 2012 Restricted Share Unit Plan is to support the achievement of the Corporation’s performance objectives; facilitate ownership of the Corporation’s Common Shares by Mr. de Narp; and seek to align his interests with the success of the Corporation and the interests of shareholders of the Corporation.

The Corporation will only make a single one-time award of 101,449 Restricted Share Units to Mr. de Narp.

Number of Restricted Share Unit available for issuance

Under the 2012 Restricted Share Unit Plan, a maximum of 110,000 Common Shares are available for issuance, provided that Common Shares reserved for issuance in respect of Restricted Share Units or Dividend Restricted Share Units which are forfeited will not be available for re-issuance under the 2012 Restricted Share Unit Plan.

The number of Common Shares reserved for issuance represents approximately 0.001% of the Corporation’s total number of issued and outstanding Common Shares as at June 6, 2012. Under no circumstances may the 2012 Restricted Share Unit Plan, together with all of the Corporation’s other share compensation arrangements, result in: (a) the aggregate number of Common Shares issued to insiders of the Corporation within any one year period or issuable to insiders at any time exceeding 10% of the total number of issued and outstanding Common Shares; (b) the number of Common Shares issued to any insider (including such insider’s associates) within any one year period exceeding 5% of the then total number of issued and outstanding Common Shares; or (c) the number of Common Shares reserved for issuance to any one person exceeding 5% of the then total number of issued and outstanding Common Shares (the “Insider Participation Limit”).

Award of Restricted Share Units Prior to Approval of the 2012 Restricted Share Unit Plan

Effective April 23, 2012, the Board approved the award to Mr. de Narp of 101,449 Restricted Share Units, subject to the adoption of the 2012 Restricted Share Plan by the Board, the approval of the Toronto Stock Exchange (“TSX”) and the approval of the shareholders of the Corporation. The number of Restricted Share Units to which Mr. de Narp would be entitled was determined based on the value that the 2011-2012 long term incentive plan payments would have been, being $1,415,550 (Cdn$1,405,075), divided by the closing price of the Corporation’s Common Shares on the TSX on April 20, 2012, being Cdn$13.85, rounded to the nearest whole Common Share.

Under the terms of the 2012 Restricted Share Unit Plan, Mr. de Narp is entitled to receive additional Restricted Share Units (or a cash payment, to the extent that there does not exist a sufficient number of underlying Common Shares, in respect of such additional Restricted Share Units, available for issuance under the Plan) for dividends (if any) paid on the Common Shares (the “Dividend Restricted Share Units”), determined as an amount per Restricted Share Unit equal to the amount of the dividend divided by the closing price of a Common Share on the TSX on the day immediately prior to the dividend payment date, rounded (in aggregate) to the nearest whole Common Share.

Rights and Restrictions Attached to Restricted Share Units and Dividend Restricted Share Units

Mr. de Narp does not have any rights as a shareholder of the Corporation in respect of the Restricted Share Units or Dividend Restricted Share Units prior to the vesting of such units. Accordingly, Mr. de Narp is not entitled to vote the Common Shares underlying the Restricted Share Units or Dividend Restricted Share Units. Restricted Share Units and Dividend Restricted Share Units are not transferable or assignable except by will or the laws of descent and distribution.

Vesting

All 101,449 Restricted Share Units are scheduled to vest on March 31, 2015, subject to earlier vesting in the event of the occurrence of certain specified events. Dividend Restricted Share Units vest at the same time as the Restricted Share Units in respect of which they were awarded.

Redemption

Restricted Share Units and Dividend Restricted Share Units will be redeemed by the Corporation on the vesting date by issuing one Common Share in respect of each whole Restricted Share Unit and/or Dividend Restricted Share Unit, subject to applicable tax withholdings.

Amendment Provisions

The Board may make amendments to the 2012 Restricted Share Unit Plan without seeking shareholder approval including, but not limited to, housekeeping amendments, amendments to satisfy changes in applicable tax law, amendments to outstanding Restricted Share Units and Dividend Restricted Share Units in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, and the addition of covenants for the protection of Mr. de Narp. However, shareholder approval is required for:

(i)

amendments to the number of Common Shares issuable under the 2012 Restricted Share Unit Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(ii)	any amendment expanding the individuals eligible to be participants in the Plan;
(iii)	any amendment extending the term of a Restricted Share Unit or Dividend Restricted Share Unit or any rights pursuant thereto beyond its original expiry date;
(iv)	any amendments to the Insider Participation Limit;
(v)	the addition of any other provision which results in any person receiving Common Shares while no cash consideration is received by the Corporation;
(vi)	any amendment that would permit Restricted Share Units and/or Dividend Restricted Share Units, prior to vesting, to be transferred or assigned other than for normal estate settlement purposes;
(vii)	amendments to the “Amendment, Suspension or Termination of Plan” section of the 2012 Restricted Share Unit Plan;
(viii)	amendments required to be approved by shareholders of the Corporation under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If the 2012 Restricted Share Unit Plan is terminated, its provisions will continue as long as Restricted Share Units, Dividend Restricted Share Units or rights thereto remain outstanding.

Resignation and Other Cessation of Employment

If Mr. de Narp resigns his employment with the Corporation or any of its subsidiaries (other than in circumstances constituting constructive termination): (a) prior to March 31, 2013, he shall forfeit all right, title and interest with respect to all Restricted Share Units and Dividend Restricted Share Units that have not vested prior to the date his employment ceases; (b) on or after March 31, 2013 but before March 31, 2014, 1/3 of the Restricted Share Units and Dividend Restricted Share Units shall vest immediately prior to the date his employment ceases, and the right, title and interest in the remaining 2/3 of the unvested Restricted Share Units and Dividend Restricted Share Units shall be forfeited; and (c) on or after March 31, 2014 but before March 31, 2015, 2/3 of the Restricted Share Units and Dividend Restricted Share Units shall vest immediately prior to the date his employment ceases, and the right, title and interest in the remaining 1/3 of the unvested Restricted Share Units and Dividend Restricted Share Units shall be forfeited.

If Mr. de Narp’s employment with the Corporation or any of its subsidiaries ceases prior to March 31, 2015 for any reason other than his voluntary resignation, including on a termination of his employment within twelve months following a change of control, his Restricted Share Units and Dividend Restricted Share Units shall vest immediately prior to the date his employment ceases.

Shareholders will therefore be asked at the Meeting to pass the following resolution (the “2012 Restricted Share Unit Plan Resolution”), with or without variation, relating to the approval of the 2012 Restricted Share Unit Plan and matters related thereto, as described above:

BE IT RESOLVED THAT:

1.	the adoption of the 2012 Restricted Share Unit Plan of the Corporation as described in the management information circular dated June 6, 2012 is hereby approved, ratified and confirmed;
2.	the reservation for issuance under the 2012 Restricted Share Unit Plan of 110,000 Common Shares is hereby authorized and approved;
3.	the initial grant of 101,449 Restricted Share Units to Frederic de Narp pursuant to the 2012 Restricted Share Unit Plan is hereby approved, ratified and confirmed;
4.	the Corporation is hereby authorized and directed to issue such Common Shares in accordance with the 2012 Restricted Share Unit Plan; and
5.

any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

Unless a shareholder directs that his or her Common Shares are to be voted against the 2012 Restricted Share Unit Plan Resolution, the management representatives designated in the enclosed form of proxy intend to vote FOR the 2012 Restricted Share Unit Plan Resolution.

BOARD OF DIRECTORS

Nominees for Election to the Board of Directors

The following are the nominees for election to the Board of the Corporation:

Name of Director	Biography

Matthew W. Barrett is the former Group Chairman and CEO of Barclays PLC, stepping down December 2006. Prior to joining Barclays in October 1999, Mr. Barrett spent 37 years with the Bank of Montreal including the last 12 years as Chief Operating Officer, Chief Executive Officer and Chairman of Bank. Mr. Barrett is a Director of Goldman Sachs Bank USA, Whittington Investments Limited, Samuel Son & Company, as well as on the Advisory Board of National Bank of Kuwait. In recognition of his business leadership and public service, he was made an officer of the Order of Canada in 1994. Mr. Barrett was Canada’s CEO of The Year in 1995.

Matthew W. Barrett(1)(3)
Age: 67	Areas of Expertise
Oakville, ON, Canada	Finance and Management
Director since 2008	International Business
Independent(4)
Attendance Record
Securities Held	Board 100%
Common Shares(5): 10,000	Audit Committee 100%
Stock Options: Nil	Nominating & Corporate Governance Committee 100%
Deferred Share Units: 44,171
Value of Shares(6): US$654,778

Micheline Bouchard is the former President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company. Prior to that, Ms. Bouchard was Global Corporate Vice-President of Motorola Inc. in the United States after serving as President and Chief Executive Officer of Motorola Canada in Toronto. In addition, Ms. Bouchard served as a Vice President of Business Development Canada and Vice President of Quebec operations during her tenure at Hewlett-Packard Canada, Ltd. She holds a Bachelor's degree in Engineering Physics and a Master's Degree in Electrical Engineering, both from Polytechnique, Montreal. She currently serves on the board of directors of Telus Corporation and PSP Investment. She is a member of the Order of Canada and of the National Order of Quebec.

Micheline Bouchard(2)(3)
Age: 64	Areas of Expertise
Montreal, QC, Canada	Technology
Director since 2008	International Business
Independent(4)
Attendance Record
Securities Held	Board 100%
Common Shares(5): 4,000	Human Resources & Compensation Committee 100%
Stock Options: Nil	Nominating & Corporate Governance Committee 100%
Deferred Share Units: 32,458
Value of Shares(6): US$440,677

Name of Director	Biography

David Carey is currently the President of Hearst Magazines, the world's largest publisher of monthly magazines, with significant print and digital operations in the US, Europe and Asia. Previously, Mr. Carey was group president at Condé Nast, where he served as a member of the company’s executive committee and in other positions since 1995. Prior to that, he held business development and marketing positions at Hearst Magazines before becoming the founding publisher of SmartMoney in 1992. Mr. Carey currently serves on the Executive Committee of the Magazine Publishers of America. He is also a board member of the Young Presidents’ Organization and a member of the CUNY Graduate School of Journalism Advisory Committee. Mr. Carey is a graduate of UCLA.

David Carey(2)
Age: 51	Areas of Expertise
Scarsdale, NY, USA	Marketing
Director since 2010	Media and Entertainment
Independent(4)
Attendance Record
Securities Held	Board 90%
Common Shares(5): Nil	Human Resources & Compensation Committee 67%
Stock Options: Nil
Deferred Share Units: 13,784
Value of Shares(6): US$166,611

Robert A. Gannicott was appointed the Chief Executive Officer of the Corporation in September 1999, and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Minerals Limited, a wholly owned subsidiary of Cairn Energy Plc.

Robert A. Gannicott
Age: 63	Areas of Expertise
Toronto, ON, Canada	Luxury Goods Industry
Chairman and CEO	Metals and Mining
Director since 1992
Not Independent-Management(4)	Attendance Record
Board 100%
Securities Held
Common Shares(5): 1,114,050
Stock Options: 1,476,000
Value of Shares(6): US$13,465,794
Value of Options(7): US$3,466,506

Name of Director	Biography

Noel Harwerth served as Chief Operating Officer of Citibank International PLC from 1998 to 2003. Prior to that, she served as Chief Tax Officer of Citigroup, Dun & Bradstreet Corporation and Kennecott Copper Corporation. She holds a Jurisdoctor degree from the University of Texas Law School. She currently serves on the board of directors of Royal & Sun Alliance Insurance, Logica Group, Chairman of Sumitomo Mitsubishi Banking Europe and Chairman of GE Capital Bank Europe.

Noel Harwerth(1)(2)
Age: 64	Areas of Expertise
London, England	Finance and Management
Director since 2008	International Business
Independent(4)
Attendance Record
Securities Held	Board 100%
Common Shares(5): 5,000	Audit 100%
Stock Options: Nil	Human Resources & Compensation Committee 100%
Deferred Share Units: 17,938
Value of Shares(6): US$277,257

Daniel Jarvis served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Daniel Jarvis(1)(3)
Age: 62	Areas of Expertise
Vancouver, BC, Canada	Finance and Management
Director since 2008	Telcom Services
Independent(4)	Risk Management

Securities Held	Attendance Record
Common Shares(5): 4,000	Board 100%
Stock Options: Nil	Audit 100%
Deferred Share Units: 30,446	Nominating & Corporate Governance Committee 100%
Value of Shares(6): US$416,357

Name of Director	Biography

Jean-Marc Loubier is the President and Chief Financial Officer of Fung Heritage Brands Advisory and is the Chief Executive Officer of HKL Holdings, a company conducting reorganizations and facilitating repositioning processes of international companies in Europe and Asia. Mr. Loubier is a non-executive director of Trinity Ltd. and participated in the process of the company listing on the Hong Kong Stock Exchange in November of 2009. Prior to joining HKL, Mr. Loubier was the Chief Executive Officer of ESCADA AG, a company listed on the Frankfurt Stock Exchange, from June 2007 to June 2008 and was a member of its supervisory board and chairman of its strategy committee since November 2006. He had held key managing positions for 16 years in the LVMH Group. Mr. Loubier joined Louis Vuitton Malletier in 1990 as Director of Communications, and was later the Executive Vice President until 2000. He was the President and Chief Executive Officer of Celine from 2000 to 2006. Mr. Loubier was a board member of Comite Colbert, French Association of Luxury Companies from 2000 to 2006. Mr. Loubier has profound international experience in the luxury, fashion and retail industries. Mr. Loubier graduated from Institut d’ Etudes Politiques de Paris, France, and obtained a Master of Business Administration degree from HEC (Hautes Etudes Commerciales), France, in 1983.

Jean-Marc Loubier(1)
Age: 56	Areas of Expertise
Paris, France	Global Management and International Business
Director since 2010	Brand and Product Management
Independent(4)	Retail and Luxury

Securities Held	Attendance Record
Common Shares(5): Nil	Board 100%
Stock Options: Nil	Audit 100%
Deferred Share Units: 11,821
Value of Shares(6): US$142,883

Laurent E. Mommeja has extensive marketing experience in the luxury goods industry. He currently sits on the Management Board of Emile Hermès SARL the Active Partner of Hermès International SCA. He was the Managing Director of Hermès Maison and President of La Compagnie des Arts de la Table, a subsidiary of Hermès International. Previously, he was the Europe and Middle East Director of Hermès International. Prior to that, Mr. Mommeja lived in the United States for 14 years where his last assignment for 8 years was President and CEO of Hermès Paris Inc., the United States subsidiary of Hermès International. Mr. Mommeja has had assignments in various different countries during his 29 years with Hermès. He also sits on the boards of Emile Hermès SARL, Hermès Sellier SA and Alain Ducasse Group.

Laurent E. Mommeja(2)(3)
Age: 56	Areas of Expertise
Paris, France	International Business
Director since 2004	Luxury Goods Industry
Independent(4)	Marketing

Securities Held	Attendance Record
Common Shares(5): Nil	Board 80%
Stock Options: Nil	Nominating & Corporate Governance Committee 100%
Deferred Share Units: 11,989	Human Resources & Compensation Committee 100%
Value of Shares(6): US$144,914

Name of Director	Biography

J. Roger B. Phillimore is a corporate director and advisor to companies primarily in the natural resource industry. He is the Chairman of Lonmin plc, a mining corporation based in Britain. Prior to 1993, he was Joint Managing Director of Minorco S.A.

J. Roger B. Phillimore
Age: 62	Areas of Expertise
London, England	International Business
Director since 1994	Metals and Mining
Not Independent(4)
Attendance Record
Securities Held	Board 100%
Common Shares(5): 25,000
Stock Options: 90,000
Deferred Share Units: 52,261
Value of Shares(6): US$933,873
Value of Options(7): US$0

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of the Nominating & Corporate Governance Committee.
(4)

“Independent” refers to the standards of independence established under Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices, Section 1.4 of the CSA National Instrument 52-110 – Audit Committees, Section 303A.02 of the New York Stock Exchange Listed Company Manual, and Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”). The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment. J. Roger B. Phillimore is not independent because of his previous consulting arrangement with the Corporation which terminated on January 31, 2010. He will remain so until February 1, 2013.

(5)

“Common Shares” refers to the number of Common Shares of the Corporation owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(6)

“Value of Shares” represents the total market value of the Common Shares and DSUs held by each nominee as of January 31, 2012. Value is determined by multiplying the number of Common Shares and DSUs held by each nominee as of May 15, 2012 by the closing price of the Corporation’s Common Shares on the TSX on such date (Cdn$12.17) (in this section the “Closing Price”), converted at the May Exchange Rate

(7)

“Value of Options” represents the total market value of the unexercised stock options held by each nominee. The value is determined by multiplying the number of unexercised options held by each nominee as of May 15, 2012 by the difference between the Closing Price on the TSX and the exercise price of such options, converted at the May Exchange Rate.

Compensation of Directors

The Nominating & Corporate Governance Committee reviews the adequacy and form of compensation for non-executive directors at the Corporation on an annual basis with the goal that it:

Remains competitive in light of the time commitments required from directors, and
Aligns directors’ interests with those of the shareholders.

In addition to directors’ responsibilities and time commitment, this review also takes into account director remuneration of other Canadian companies. These reviews are conducted with the assistance of compensation consultants, but the decisions are made by, and are the responsibility of, the Nominating & Corporate Governance Committee, and may reflect factors and considerations other than the information and recommendations provided by its consultants. The Nominating & Corporate Governance Committee ultimately recommends the directors’ compensation to the Board, for approval.

The Nominating & Corporate Governance Committee is composed entirely of unrelated and independent directors, namely Daniel Jarvis (Chair), Matthew W. Barrett, Micheline Bouchard and Laurent E. Mommeja. The biographies of the directors can be found on pages 12 to 16 of this Management Proxy Circular (see “Nominees for Election to Board of Directors”). The Nominating & Corporate Governance Committee’s responsibilities are set out in its Charter, a summary of which can be found on pages 25 and 26 of this Management Proxy Circular (see “Report of the Nominating & Corporate Governance Committee”). The Charter of the Nominating & Corporate Governance Committee is available on the Corporation’s website.

Directors who are not officers or employees of the Corporation or any of its subsidiaries are compensated for their services as directors through a combination of retainer and meeting fees and DSUs. A DSU is a notional share that has the same value as a Common Share. DSUs earn dividend equivalents at the same rate as dividend paid on Common Shares. DSUs are paid out when directors retire from the Board. A full description of DSUs is on page 19 of this Management Proxy Circular. Robert A. Gannicott, the Chief Executive Officer, is the only management director and does not receive compensation for his services as a director.

Until the most recently completed financial year ended January 31, 2012 (“Fiscal 2012”), no changes in the amount of director compensation (annual cash retainers and annual DSU grants) had been made since 2007. In Fiscal 2012, Meridian Compensation Partners LLC (“Meridian”), the Corporation’s compensation consultant, reviewed the director’s compensation and recommended changes to meet competitive range of current market levels and practices in Canada. The Nominating & Corporate Governance Committee recommended such changes to the Board. Details regarding the changes made to directors’ compensation follow below. On April 6, 2011, the Nominating & Corporate Governance Committee recommended, and the Board approved, the following changes for Fiscal 2012:

An annual retainer of Cdn$20,000 for the Lead Director
An increase in the annual retainer for the Chairman of the Human Resources & Compensation Committee from Cdn$5,000 to Cdn$10,000.

On January 11, 2012, the Nominating & Corporate Governance Committee recommended, and the Board approved the following additional changes for the fiscal year ended January 31, 2013 (“Fiscal 2013”):

Annual grants of DSUs to directors were discontinued
Directors will be entitled to an initial grant of Cdn$50,000 in DSUs upon joining the Board (formerly a fixed number of 2,500 DSUs)
The annual cash retainer payable to directors was increased from Cdn$60,000 to Cdn$80,000

The share ownership guidelines were amended to provide that all directors, within five years of January 12, 2012, or within five years of joining the Board in the case of new directors, must have stock ownership of a minimum of three times the annual cash retainer. One half of such ownership may be in DSUs, but the remaining one half must be in actual share ownership.

In conducting its review of compensation, the Nominating & Corporate Governance Committee examined the mix and level of compensation for directors to the mix and level for directors of both:

1.	A group of smaller/mid-cap Canadian public companies that are generally similar to the Corporation in scope, with market capitalization within the range of Cdn$0.6 billion to Cdn$1.4 billion; and

2.	A group of public luxury goods and upscale retail companies in Canada and the United States. The median market capitalization of the study group was US$1.5 billion.

In addition, competitive information from general industry survey data was used as additional reference points, including data from Hewitt Associates Analysis of Outside Directors Compensation (U.S.) and NACD Director Compensation studies.

The following table sets out the non-executive directors’ compensation, payable in four equal quarterly installments, for Fiscal 2012 and, effective February 1, 2012, compensation of directors for Fiscal 2013:

Compensation	For fiscal year ended January 31, 2012(1)	For fiscal year ended January 31, 2013(1)
Board Service
Annual cash retainer (all or portion may be taken in the form of DSUs (see “Deferred Share Unit Plan” on page 19)	Cdn$60,000	Cdn$80,000
Meeting fee	Cdn$1,500	Cdn$1,500
Annual equity grant	1,500 DSUs	Nil
Committee Service
Annual Chair's retainer for Audit Committee	Cdn$15,000	Cdn$15,000
Annual Chair's retainer for Human Resources & Compensation Committee	Cdn$10,000	Cdn$10,000
Annual Chairman’s retainer for Nominating & Corporate Governance Committee	Cdn$5,000	Cdn$5,000
Meeting fee	Cdn$1,500	Cdn$1,500
Board Leadership
Annual Lead Director’s retainer	Cdn$20,000	Cdn$20,000
Other
Initial equity grant	2,500 DSUs	Cdn$50,000 (paid in DSUs)
Travel fee (for out-of-province)	Cdn$1,500	Cdn$1,500
Meeting expenses	Reimbursement of meeting expenses	Reimbursement of meeting expenses
Share ownership
Guideline	Cdn$200,000	3 x annual cash retainer
(1)	Directors can elect to receive all or a portion of their cash remuneration in the form of DSUs

Director Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the non-executive directors of the Corporation during Fiscal 2012.

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Matthew W. Barrett	92,348	21,117	Nil	Nil	Nil	Nil	113,465
Micheline Bouchard	105,469	21,117	Nil	Nil	Nil	Nil	126,586
David Carey	77,209	39,243	Nil	Nil	Nil	Nil	116,452
Noel Harwerth	110,515	21,117	Nil	Nil	Nil	Nil	131,632
Daniel Jarvis	125,149	21,117	Nil	Nil	Nil	Nil	146,266
Jean-Marc Loubier	90,834	48,976	Nil	Nil	Nil	Nil	139,810
Laurent E. Mommeja	90,834	21,117	Nil	Nil	Nil	Nil	111,951
J. Roger B. Phillimore	81,751	21,117	Nil	Nil	Nil	Nil	102,868
(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.

The breakdown of the fees earned for the non-executive directors, and the percentage of the total fees taken in DSUs, is as follows (all amounts converted into United States dollars using the Average Exchange Rate):

Directors	Board Retainer (US$)	Committee Chair Retainer (US$)	Board Meeting Fees (US$)	Committee Meeting Fees (US$)	Travel Fees (US$)	Total Fees Earned (US$)	% and Value of Retainer & Meeting Fees Taken in DSUs
							%	(US$)
Matthew W. Barrett	60,556	N/A	13,625	16,653	1,514	92,348	72(1)	66,612
Micheline Bouchard	60,556	10,093	13,625	13,625	7,570	105,469	0	Nil
David Carey	60,556	N/A	12,111	3,028	1,514	77,209	100	77,209
Noel Harwerth	60,556	15,139	13,625	15,139	6,056	110,515	25	27,629
Daniel Jarvis	60,556	25,232	13,625	16,653	9,083	125,149	50	62,575
Jean-Marc Loubier	60,556	N/A	13,625	9,083	7,570	90,834	100	90,834
Laurent E. Mommeja	60,556	N/A	10,597	13,625	6,056	90,834	0	Nil
J. Roger B. Phillimore	60,556	N/A	13,625	N/A	7,570	81,751	0	Nil
(1)

Matthew Barrett received 100% of his retainer and meeting fees in DSUs from February 1, 2011 until October 31, 2011. Effective November 1, 2011, he elected not to receive his retainer and meeting fees in DSUs.

Deferred Share Unit Plan

Effective as of February 1, 2004, the Corporation adopted a Deferred Share Unit Plan (the “DSU Plan”) for its directors. On September 1, 2010, the DSU Plan was amended to be compliant with the requirements of Section 409A of the United States Internal Revenue Code of 1986, as amended, and regulations and guidance issued thereunder.

DSUs granted under the DSU Plan vest immediately, but are only redeemable upon retirement from the Board, or upon death. Directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs. When a dividend is paid on the Corporation’s Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of the Corporation’s Common Shares. The value of the DSUs credited to a director is payable after he or she ceases to serve as a director of the Corporation. The value is calculated by multiplying the number of DSUs in the director’s account by the market value of a Common Share of the Corporation at the time of payment. With the introduction of the DSU Plan, a decision was made to discontinue stock option grants to the non-executive directors.

During Fiscal 2012, non-executive directors received an annual grant of 1,500 DSUs under the DSU Plan. The annual grant of DSUs has been discontinued for Fiscal 2013. Non-executive directors will now receive an initial grant of $50,000 in DSUs when they are first appointed to the Board.

Evaluation of Board Performance

An annual formal Board, Committee and individual director evaluation, including a peer review, is conducted. This evaluation is conducted firstly by having Board members complete a written survey which is designed to assess the Board’s effectiveness as a whole, and the effectiveness and contribution of its committees and individual directors. These surveys are sent to the Lead Director, and a summary of the responses is compiled. At the Board meeting in January, 2012, the Lead Director summarized the results of the survey for Fiscal 2012.

Share Ownership Guidelines

In 2004, the Corporation adopted share ownership guidelines for directors, which required each director to own Common Shares of the Corporation, or hold awarded DSUs, having an aggregate cost basis of Cdn$200,000 within five years of joining the Board. For Fiscal 2013, the guidelines were amended to provide that all directors within five years of January 12, 2012, or within five years of joining the Board in the case of new directors, must have, and retain, stock ownership of a minimum of three times the annual cash retainer. One half of such ownership may be in DSUs, but the remaining one half must be in actual share ownership.

All of the directors have complied with the Fiscal 2012 share ownership guidelines, with the exception of David Carey and Jean-Marc Loubier, both of whom were elected to the Board in 2010, and are in the process of complying. The following table sets forth the equity ownership (including DSUs) of each director in the Corporation as of January 31, 2012:

Directors	Years of Service	Value of Common Shares (Cdn$)(1)	Value of DSUs (Cdn$)(1)	Total (Cdn$)
Matthew W. Barrett	4 Years	117,300	518,126	635,426
Micheline Bouchard	4 Years	46,920	380,732	427,652
David Carey(2)	1.5 Years	N/A	161,686	161,686
Robert A. Gannicott	18 Years	13,067,807	N/A	13,067,807
Noel Harwerth	4 Years	58,650	210,413	269,063
Daniel Jarvis	4 Years	46,920	357,132	404,052
Jean-Marc Loubier(2)	1.5 Years	N/A	138,660	138,660
Laurent E. Mommeja(3)	8 Years	N/A	140,631	140,631
J. Roger B. Phillimore	17 Years	293,250	613,022	906,272
(1)	Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2012, being Cdn$11.73.
(2)	In the process of complying with the share ownership guidelines.
(3)	Mr. Mommeja has complied with the Fiscal 2012 share ownership guidelines of the Corporation, as his adjusted cost base of his DSUs is Cdn$355,157.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the-Money Options (US$)(2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Matthew W. Barrett	Nil	N/A	N/A	N/A	N/A	NIL	516,675
Micheline Bouchard	Nil	N/A	N/A	N/A	N/A	NIL	379,666
David Carey	Nil	N/A	N/A	N/A	N/A	NIL	161,234
Noel Harwerth	Nil	N/A	N/A	N/A	N/A	NIL	209,824
Daniel Jarvis	Nil	N/A	N/A	N/A	N/A	NIL	356,132
Jean-Marc Loubier	Nil	N/A	N/A	N/A	N/A	NIL	138,272
Laurent E. Mommeja	Nil	N/A	N/A	N/A	N/A	NIL	140,237
J. Roger B. Phillimore	65,000 25,000	23.35 26.45	02/05/2012 04/17/2013	Nil Nil	N/A	NIL	611,605
(1)

Value attributed to DSUs held by directors on January 31, 2012 based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2012, being Cdn$11.73, converted into United States dollars using the Year-End Exchange Rate.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Matthew W. Barrett	Nil	21,117	Nil
Micheline Bouchard	Nil	21,117	Nil
David Carey	Nil	39,243	Nil
Noel Harwerth	Nil	21,117	Nil
Daniel Jarvis	Nil	21,117	Nil
Jean-Marc Loubier	Nil	48,976	Nil
Laurent E. Mommeja	Nil	21,117	Nil
J. Roger B. Phillimore	Nil	21,117	Nil
(1)

These amounts represent the annual grants of DSUs converted into United States dollars using the Quarterly Exchange Rate, and do not include director compensation the directors have elected to take in the form of DSUs.

Meetings Held and Attendance of Directors

The information presented below reflects meetings of the Board and Committees held and attendance of the directors proposed for election for Fiscal 2012. Robert A. Gannicott and J. Roger B. Phillimore were not members of any of the Corporation's Committees during the year.

Summary of Board and Committee Meetings Held

	Scheduled Meetings	Unscheduled Meetings (called on short notice)	Total
Board of Directors	8	2	10
Audit Committee	6	0	6
Nominating & Corporate Governance Committee	4	1	5
Human Resources & Compensation Committee	3	0	3

Summary of Attendance of Directors

	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation
Matthew W. Barrett	10 of 10	6 of 6	5 of 5	N/A
Micheline Bouchard	10 of 10	N/A	5 of 5	3 of 3
David Carey	9 of 10	N/A	N/A	2 of 3
Robert A. Gannicott	10 of 10	N/A	N/A	N/A
Noel Harwerth	10 of 10	6 of 6	N/A	3 of 3
Daniel Jarvis	10 of 10	6 of 6	5 of 5	N/A
Jean-Marc Loubier	10 of 10	6 of 6	N/A	N/A
Laurent E. Mommeja	8 of 10	N/A	5 of 5	3 of 3
J. Roger B. Phillimore	10 of 10	N/A	N/A	N/A

Directors’ and Officer’s Liability Insurance

The Corporation maintains a directors' and officers' liability insurance program with a total limit of $60,000,000 that is subject to deductibles between $100,000 and $250,000. The policy is renewed annually. The current policy has an annual premium of $626,640 and expires September 30, 2012.

The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries. The policy also provides protection to the Corporation for claims made against directors and officers for whom the Corporation has granted directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

Retirement Policy

The Corporation does not have a retirement policy in place for the directors.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation is listed on the TSX and on the New York Stock Exchange (the “NYSE”). The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, and the NYSE corporate governance rules as they apply to foreign private issuers. The Canadian Securities Administrators (“CSA”) has also adopted rules relating to audit committees and disclosure of corporate governance practices under National Instrument 52-110 – Audit Committees (“NI52-110”) and National Instrument 58-101 –Disclosure of Corporate Governance Practices (“NI58-101”).

The Corporation has complied with Section 5.1 of NI52-110, and the disclosure required by Form 52-110F1 is included in the Corporation’s Annual Information Form under Item 8 – Audit Committee.

The Corporation has amended its governance practice as regulatory changes have come into effect in recent years and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate. The disclosure required pursuant to Form 58-101F1 of NI58-101 is set out in Schedule 1 of this Management Proxy Circular.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the integrity and accuracy of financial statements, compliance with legal and regulatory requirements, the qualifications of the independent auditors and their performance, and the performance of the internal audit function. The Audit Committee serves as an independent and object party to monitor and be custodian of the Corporation’s operational policies, oversees the Corporation’s process for identifying and managing enterprise risk, and reviews and appraises the audit activities of the Corporation’s independent auditors and the internal audit function.

In the fiscal year, both the Audit Committee and the Nominating & Corporate Governance Committee reviewed the Audit Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Audit Committee on December 8, 2011, and by the Nominating & Corporate Governance Committee on January 11, 2012. The Charter is attached as Appendix 1 to the Corporation’s Annual Information Form, and is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Audit Committee approved a detailed Work Plan for the fiscal year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

reviewed with management and the independent auditors the Corporation’s Quarterly and Annual Financial Statements and Management’s Discussion and Analysis. The Committee approved the Corporation’s Quarterly Financial Statements and accompanying Management’s Discussion and Analysis, and approved and recommended for approval by the Board the Annual Financial Statement and Annual Management’s Discussion and Analysis;

arranged for and reviewed the reports provided to the Committee by management and the independent auditors on the Corporation’s internal control environment as it pertains to the Corporation’s financial reporting process and controls;

reviewed and discussed significant financial risks or exposures and assessed the steps management had taken to monitor, control, report and mitigate such risks to the Corporation;
reviewed the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans, and provided the Committee’s view to the Board;

reviewed legal and regulatory matters that could have a material impact on the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies;

reviewed policies and practices with respect to hedging activities;
met on a regular basis with the independent auditors without management present, and arranged for the independent auditors to be available to attend Committee meetings;

reviewed and discussed with the independent auditors all significant relationships that the independent auditors and their affiliates had with the Corporation and its affiliates in order to determine independence;

reviewed and evaluated the performance of the independent auditors and the lead partner of the independent auditors’ team, made a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Corporation’s shareholders, the terms of engagement of the independent auditors, together with their proposed fees, independent audit plans and results, and the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the independent auditors;

reviewed the Internal Audit Department Charter and submitted it to the Nominating & Corporate Governance Committee for approval; and
approved its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2012.

This report has been approved by the members of the Audit Committee: Noel Harwerth (Chair), Matthew W. Barrett, Daniel Jarvis and Jean-Marc Loubier.

REPORT OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

The primary functions of the Human Resources & Compensation Committee are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and to make recommendations to the Board as appropriate.

In 2012, both the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee reviewed the Human Resources & Compensation Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee on January 11, 2012. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Human Resources & Compensation Committee approved a detailed Work Plan for the fiscal year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

reviewed and submitted to the Board:
the Corporation’s overall executive compensation strategy;

the corporate compensation plan and benefit plans including proposed salary ranges, merit increases, annual incentive bonuses, stock options, Restricted Share Units, long term incentive plan and any other form of compensation;

the performance metrics for Fiscal 2012 and the targets and goals for each of those metrics;
the performance of Chief Executive Officer (“CEO”) of the Corporation and the CEO and President of HWI and their direct reports;
the base salary merit increases for direct reports to the CEO of the Corporation and the President and CEO of HWI, respectively, and officers and employees earning in excess of $250,000;
the base salary merit increased for CEO;
the Fiscal 2013 base salary merit increase budget;

the recommendation for salaries, annual incentive bonuses, long term incentive awards, budgets, organization and manpower plans, and succession planning for the Chief Executive Officer and his direct reports;

after consultation with the Chief Executive Officer, the appointment of new officers;
the objectives, performance appraisal and compensation of the Chief Executive Officer;
reviewed the compensation consultant’s performance, approved their re-appointment and established the compensation consultant’s budget;
approved and reported to the Board the terms of new employment contracts with senior management, including termination benefits;
reviewed the Key Successors Development Plans
reviewed its performance, and reported to the Board thereon;
reviewed, and recommended to the Board, the “Compensation Discussion and Analysis” included in this Management Proxy Circular; and
approved its report for disclosure in this Management Proxy Circular;

Succession Planning

The Human Resources & Compensation Committee annually reviews and assesses the Talent Management and Development programs to enhance individual effectiveness and preparedness for greater responsibilities. As part of this planning process, the Committee reviews management’s specific plans and updates to the Key Successors Development Plans. Succession planning is conducted for the CEO position and for all employees that are seen to have potential to succeed to selected Vice President positions and up, and recommendations are made to the Board in support of succession planning as deemed appropriate.

Say on Pay

As part of the Corporation’s commitment to strong corporate governance practices, the Human Resources & Compensation Committee, the Nominating and Corporate Governance Committee and the Board have voluntarily committed to adopting an advisory vote on the board’s approach to executive compensation in 2013. The 2013 ‘‘say on pay’’ vote will give shareholders an opportunity to express views on our Fiscal 2013 compensation arrangements.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2012.

This report has been approved by the members of Human Resources & Compensation Committee: Micheline Bouchard (Chair), David Carey, Noel Harwerth and Laurent E. Mommeja.

REPORT OF THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating & Corporate Governance Committee is to manage the corporate governance system for the Board, to assist the Board in fulfilling its duty to meet the applicable legal, regulatory and self-regulatory business principles and applicable codes of best practice of corporate behaviour and conduct for comparable issuers and to recommend to the Board the director nominees to be put before the shareholders at each annual meeting.

In 2012, the members of the Nominating & Corporate Governance Committee reviewed its Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board on January 12, 2012. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Nominating & Corporate Governance Committee approved a detailed Work Plan for the fiscal year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

developed and recommended to the Board a corporate governance system and monitored the effectiveness of the corporate governance system regularly and recommended changes to the Board;
considered the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members reviewed Director Self Evaluations
reviewed the relationship between management and the Board and recommended changes to the Board;
reviewed polices governing Board size, composition, selection criteria, nominating process, succession planning and retirement age;
reviewed director compensation and share ownership and made recommendations to the Board;
developed, reviewed and approved:
Charter for the Audit Committee;
Charter for the Human Resources & Compensation Committee;
Internal Audit Department Charter;
Guidelines and responsibilities for the Board of Directors;
Guidelines and responsibilities for the Lead Director of the Board;
Guidelines and responsibilities for the Chairman of the Board and Chief Executive Officer;
Guidelines and responsibilities for Committee Chairs;
Corporate Governance Guidelines;
Policy on Corporate Disclosure, Confidentiality and Employee Trading;
Policy on Insider Trading;
Corporate Security Policy;
Whistleblower Protection Policy; and
Code of Ethics and Business Conduct;
reviewed the DSU policy and awarded DSUs;
prepared for disclosure to shareholders a report which describes the Corporation’s governance practices;
identified individuals qualified to become new directors and recommended to the Board new nominees for election by shareholders based on selection criteria and individual characteristics;
recommended to the Board the allocation and removal of Board members to the various Committees of the Board;
reviewed, approved and reported to the Board on directors and officers insurance;
determined orientation and education programs for new Board members and continued development of all members of the Board;
reviewed its performance, and reported to the Board thereon; and
approved its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2012.

This report has been approved by the members of the Nominating & Corporate Governance Committee: Daniel Jarvis (Chair), Matthew W. Barrett, Micheline Bouchard and Laurent E. Mommeja.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation programs, with particular emphasis on the process for determining compensation payable to the Chief Executive Officer, the Group Chief Financial Officer, the former Chief Financial Officer, and the three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), during the most recently completed financial year (collectively, the “Named Executive Officers”). For Fiscal 2012, our Named Executive Officers were:

Robert A. Gannicott, Chief Executive Officer of the Corporation
Cyrille Baudet, Group Chief Financial Officer of the Corporation
Alan S. Mayne, Former Chief Financial Officer of the Corporation
Frederic de Narp, President and Chief Executive Officer of HWI
James R.W. Pounds, Executive Vice-President, Buying and Sourcing of the Corporation
Raymond N. Simpson, Executive Vice-President of the Corporation

Executive Summary

1.	Fiscal 2012 Financial Performance

The Corporation’s executive compensation program and compensation of the Named Executive Officers are tied to the performance of the Corporation. For those Named Executive Officers with group financial metrics, being measures related to the consolidated financial performance of the Corporation (the “Group Financial”), performance was based on consolidated operating profit. The Corporation’s consolidated operating profit was $56.5 million for Fiscal 2012. For those Named Executive Officers with luxury brand segment metrics, being measures related to the performance of the Corporation’s luxury brand segment (the “Luxury Brand Segment”), performance was based on sales, gross margins and selling, general and administrative expenses (“SG&A”). The Luxury Brand Segment generated sales of $411.9 million, gross margins of $188.1 million and SG&A of $168.6 million for Fiscal 2012. For those Named Executive Officers with mining segment metrics, being measures related to the performance of the Corporation’s mining segment (the “Mining Segment”), performance was based on sales and SG&A. The Mining Segment generated sales of $290.1 million and SG&A of $13.5 million for Fiscal 2012. Overall, the performance results were deemed to be strong, which is reflected in the overall near target bonus payments.

2.	Highlights of the CEO’s 2012 Performance and Compensation

Mr. Gannicott’s total compensation for Fiscal 2012 was $4,309,294, compared to $3,661,713 in the fiscal year ended January 31, 2011 (“Fiscal 2011”). The change in total compensation is primarily as a result of the increase of the long term incentive compensation, which is based on individual and business performance, market competiveness, and overall market performance.

3.	Key Compensation Actions for Fiscal 2012

Introduction of a “profit cap” structure on executive bonuses to better reflect affordability and apply a rigorous pay-for-performance design; aggregate bonuses, as initially determined based upon the metrics applicable to the various executives, would not be allowed to exceed 10% of the Corporation’s consolidated operating profit for the fiscal period.

Adoption of share ownership guidelines for selected executives.
No changes to base compensation for the Named Executive Officers.

Amended the Human Resources & Compensation Committee Charter to include the responsibility of reporting to the Board on the Corporation’s policies and practices in compensating employees as such policies and practices relate to risk management practices and risk-taking incentives.

Compensation Governance: Senior Officers’ Compensation

The Human Resources & Compensation Committee recommends the senior officers’ compensation to the Board for approval. The Human Resources & Compensation Committee is composed entirely of unrelated and independent directors, namely, Micheline Bouchard (Chair), David Carey, Noel Harwerth and Laurent E. Mommeja. The biographies of the directors can be found on pages 12 to 16 of this Management Proxy Circular (see “Nominees for Election to Board of Directors”). The Human Resources & Compensation Committee’s responsibilities are set out in the Work Plan of the Committee. A list of these responsibilities can be found on page 23 of this Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

To ensure the Human Resources & Compensation Committee has the expertise to carry out its mandate, the Nominating & Corporate Governance Committee determines appropriate orientation and education programs for new Board and Committee members and the continued development of all members of the Board. All of the Committee members have gained experience in human resources and compensation matters; specifically, the Committee members have the following skills:

Human resources – experience with benefit, pension and compensation programs (in particular, executive compensation)
Risk management – knowledge and experience with internal risk controls, risk assessments and reporting
Executive leadership – experience as senior executive/officer of a public company or major organization.

In addition, continuing education helps the Committee members keep abreast of industry developments and changing governance issues and requirements. The following is a list of the internal and external conferences, seminars, courses and site tours that our Committee members attended during the year:

Institute of Corporate Directors courses
Updates and presentations from Meridian
Site visits to selected Retail Salons and to the Toronto sorting facility

Independent Consultant

The Human Resources & Compensation Committee engaged Meridian as an independent consultant to provide the Committee with support on determining levels of executive compensation. Meridian has provided such services for the fiscal periods of the Corporation commencing February 1, 2010 to January 31, 2012, including:

Compensation philosophy validation;
Market data and other market intelligence, including benchmarking analysis of executive pay levels;
Compensation plan design support;
Governance and regulatory practices/requirements input; and
Assistance in facilitating the management of executive compensation and the execution of the Committee’s mandate.

The decisions made by the Human Resources & Compensation Committee are the responsibility of the Human Resources & Compensation Committee, and may reflect factors and considerations other than the information and recommendations of the Human Resources & Compensation Committee’s independent consultant.

Fees paid to Meridian during the years ended January 31, 2012 and 2011 were as follows:

	Fiscal 2012(Cdn$)(1)	Fiscal 2011 (Cdn$)(1)
Executive Compensation-Related Fees(2)	108,200	147,531
All other Fees	Nil	Nil
Total Fees	108,200	147,531
(1)	Fees inclusive of GST/HST;
(2)	Includes executive compensation work and review and design of non-executive directors’ compensation for the Nominating & Corporate Governance Committee

Meridian did not perform any other services for the Corporation, its affiliated or subsidiary entities, or any of its directors or members of management during the foregoing fiscal periods. The Human Resources & Compensation Committee confirms annually the independence of its advisor and reviews whether the work provided by the independent consultants raise any conflict of interest. The Human Resources & Compensation Committee determined that Meridian did not have any such conflicts in Fiscal 2012, and also determined that they were independent.

Compensation Philosophy and Strategy

The objectives of the Corporation’s compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation’s shareholders.

The Corporation’s compensation programs are designed to recruit and retain key individuals, and reward individual and corporate performance with compensation that has mid and long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Components of Compensation

The current compensation program is comprised of the following main components. The Human Resources & Compensation Committee annually reviews each component and relevant competitive factors and makes its determinations based on corporate, business unit and individual performance, taking into account leadership abilities, retention risk and succession plans.

Corporate Compensation Program at a glance
Component	What it pays for		How it’s determined
Base salary	•	Fixed compensation to account for individual’s value in the market	•	Market driven
	•	Attract/retain the best talent	•	Confirmed near beginning of year
STIP (annual incentive bonus)	•	Variable compensation that rewards individual contribution to actual group & segment short term performance	• •	Market-based percentage of salary Target/goals confirmed near beginning of year, final amount determined at year-end based on achievement of Key Performance Indicators
LTIP (long-term incentive)	• • •	Variable compensation Rewards long-term shareholder value creation Pays for future performance and retention	• •	Initially based on multiple of salary and market competitive practice Awards adjusted based on changes in equity value and share price
Benefits	• •	Indirect compensation Attract/retain the best talent	•	Market driven

Corporate Compensation Program at a glance
Component	What it pays for		How it’s determined
Stock Ownership	• •	Rewards for financial market performance Aligns interest with those of shareholders	•	Share ownership guidelines

Mix of Compensation Elements

To support a strong pay-for-performance orientation, linking each executive’s compensation to the achievement of business results, the Corporation’s compensation strategy provides an appropriate balance of fixed and variable (at-risk) compensation with cash and non-cash (equity) rewards, and short and, for some executives, long term incentives. The overall weighting of total compensation elements reflects the degree to which the Human Resources & Compensation Committee believes that executives at each level of the Corporation’s organizational structure should assume greater compensation risk and reward, reflected by increasing levels of variable compensation. Executives at all levels of the Corporation’s organizational structure would have a mix, and weighting, of fixed and variable compensation. However, the executives at the higher levels of the Corporation’s organizational structure would have more compensation at risk and, therefore, receive higher resulting rewards when corporate performance exceeds targets and lower awards when performance falls short of targets. The charts below illustrate the estimated (target) mix of fixed and variable compensation (excluding benefits) for the Named Executive Officers:

(1)	Long-term incentives for the CEO reflects the grant date value of stock options as described in the Summary Compensation Table.
(2)	Excludes former Chief Financial Officer. Long-term incentives for the President and Chief Executive Officer, HWI reflects the annualized projected payout under the HWI CEO Plan (as described below).

Competitive Positioning of Compensation

Multiple external compensation surveys are used to measure total compensation competitiveness, including general industry survey data from Towers Watson and Aon Hewitt to measure compensation competitiveness for both business segments of the Corporation, and specific retail/wholesale and luxury goods company survey data from Towers Watson to measure compensation competitiveness for the luxury brand group. Combined data for both groups is further reviewed and validated by Meridian, who validates and adds to the data in order to determine overall external competitive compensation practice.

The overall intent of the Corporation is to provide appropriate total compensation opportunity that is competitive with the market in which the Corporation must compete for talent.

When possible, the data is size-adjusted where comparable companies are not available to reflect compensation levels of companies of similar size as the Corporation.

Subject to the discretion of the Human Resources & Compensation Committee and the Board, the Corporation seeks to position total compensation for its executives, including base salary and annual short term, and long term incentives, approximating the median market data for positions with equivalent responsibilities and scope. For exceptional performance resulting in higher variable compensation payout, the Corporation aims to deliver total compensation at the 75th percentile where practical.

Determination of Compensation

The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

  Management’s fundamental objective is to maximize long term shareholder value;

  Equitable balance among internal peers;

  Performance is an important determinant of pay for executive officers; and

  Recruitment and retention of key employees.

Performance goals of the Named Executive Officers apply in determining base salary increases, annual incentive awards, and, for the Chief Executive Officer, the quantum of stock option awards.

1.     Base Salaries – An important element of the Corporation’s compensation program is base salary. The Corporation’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by market survey data and internal position comparisons.

Each year management recommends a base salary increase budget based on a percent increase over the prior year’s base compensation. The percent increase is derived from generally available public data on average base salary increases compiled by management and confirmed with Meridian. The Board considers this base salary budget when it reviews and approves the annual budget for the Corporation. The actual percent increase for each employee may be more or less than the average budgetary percent increase, and is based on such factors as the employee’s performance, seniority level, equitable balance among internal peers, market comparisons and promotions. The Board determines whether any increases to the base salary of the Chief Executive Officer is appropriate, based on recommendations from the Human Resources & Compensation Committee. The Human Resources & Compensation Committee determines whether any increases to the base salary of the other Named Executive Officers is appropriate.

For Fiscal 2012, management recommended, and the Human Resources & Compensation Committee agreed, that: (a) there would not be any increases in salary for the Named Executive Officers and with minor exceptions this would apply to the other key executives; and (b) management was authorized to spend up to 4% of the total salary budget for merit and market-based adjustments for staff. For Fiscal 2013, management recommended, and the Human Resources & Compensation Committee agreed that: (a) there would not be any increases in salary for the Named Executive Officers, with the exception of Mr. Baudet; and (b) management was authorized to spend up to 1.8% of the total salary budget for merit and market-based adjustments for staff.

Named Executive Officer	Fiscal 2012 Salary	Fiscal 2013 Salary	% Increase /(Decrease)
Robert A. Gannicott	Cdn$1,000,000	Cdn$1,000,000	0%
Cyrille Baudet	$350,000	$385,000(2)	10%
Alan S. Mayne(1)	Cdn$148,891(1)	-	N/A
Frederic de Narp	$900,000	$750,000(2)	(17%)
James R.W. Pounds	Cdn$579,000	Cdn$579,000	0%
Raymond N. Simpson	$328,570	$328,570	0%
(1)	Salary pro-rated due to termination of employment.
(2)	Effective April 1, 2012.

2.     Annual Incentives – A key objective of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of annual incentive awards. Target annual incentive awards range from 30% to 100% of base salary for the executive group. The annual incentive award can range from no bonus to a maximum of 120% of the target award based on performance achieved. In addition, aggregate executive bonuses as initially determined based upon the metrics applicable to the various executives are not allowed to exceed 10% of the Corporation’s consolidated operating profit for the fiscal period (the “Profit Cap”). The following table provides the annual incentive target range, as a percentage of base salary, for the Named Executive Officers for Fiscal 2012.

Named Executive Officer	Minimum (as a % of salary)(1)	Target (as a % of salary)(1)	Maximum (as a % of salary)(1)
Robert A. Gannicott	0%	100%	120%
Cyrille Baudet	0%	50%	60%
Alan S. Mayne	0%	50%	60%
Frederic de Narp	0%	50%	60%
James R.W. Pounds	0%	40%	48%
Raymond N. Simpson	0%	40%	48%
(1)	Payouts are further subject to the Fiscal 2012 Profit Cap.

Performance Goals of Named Executive Officers

80% of the actual annual incentive or bonus compensation for the Chief Executive Officer is determined on the basis of an overall assessment of the achievement of specified segment and group financial targets, and the remainder is based on his individual performance. 70% to 80% of the actual bonus compensation for the other executive officers is determined on the basis of an overall assessment of the achievement of specified Mining Segment, Luxury Brand Segment or Group Financial targets, depending on the responsibilities of the executive, calculated based on the figures contained in the audited financial statements or other objective measures relating to their specific areas of responsibility, and the remainder is based on individual performance.

1.     Chief Executive Officer - The Chief Executive Officer's target bonus opportunity is 100% of his base salary. The individual performance of the Chief Executive Officer is measured against the goals, objectives and standards set annually between the Chief Executive Officer and the Human Resources & Compensation Committee, which are used as metrics in establishing the amount of the bonus to be awarded. The metrics used for the Chief Executive Officer are based on: (a) the consolidated operating profit of the Corporation; (b) sales, gross margins, and SG&A of the Luxury Brand Segment; (c) sales and SG&A of the Mining Segment; and (d) individual objectives. The bonus for the Chief Executive Officer may be adjusted up or down from his target bonus, based on achievement of the metrics. The following table sets out the weighting for each of the group, segment and individual components of the Chief Executive Officer’s bonus. For each component, the annual incentive award would range from nil, if 90% or less of the targets were achieved, to a maximum of 120% of the target award if greater than 110% of the targets were achieved. The components are then summed to determine the bonus award.

	Group Financial Metrics	Luxury Brand Segment Metrics	Mining Segment Metrics	Personal Goals
Robert A Gannicott	40%	20%	20%	20%

2.     Other Named Executive Officers - Target bonus awards range from 40% to 50% of base salary for balance of the executive group. Actual bonus compensation is based on the degree to which the Corporation achieved certain metrics. The metrics were selected based on those parts of the business over which the executive had influence.

Target bonus opportunities for each Named Executive Officer are: Mr. de Narp-50% of his base salary; Mr. Baudet-50% of his base salary; Mr. Mayne-50% of his base salary; Mr. Pounds-40% of his base salary; and Mr. Simpson-40% of his base salary. Alan Mayne did not receive a bonus for Fiscal 2012, as his employment terminated on April 30, 2011. Business objectives for these Named Executive Officers reflected their respective areas of responsibilities. The following table sets out the respective weightings for each Named Executive Officer of the group, segment and individual components of the bonus. For each component, the annual incentive award would range from nil, if 90% or less of the targets were achieved, to a maximum of 120% of the target award if greater than 110% of the targets were achieved. The components are then summed to determine the bonus award.

	Group Financial Metrics	Luxury Brand Segment Metrics	Mining Segment Metrics	Personal Goals
Cyrille Baudet	40%	20%	20%	20%
Frederic de Narp	30%	40%	0%	30%
James R.W. Pounds	40%	20%	20%	20%
Raymond N. Simpson	40%	0%	40%	20%

Calculation Methodology

Each executive’s annual bonus is determined using the following formula:

Executive’s Group Financial component weighting X Group Financial scorecard multiplier
+
Executive’s Luxury Brand Segment component weighting X Luxury Brand Segment scorecard multiplier
+
Executive’s Mining Segment component weighting X Mining Segment scorecard multiplier
+
Executive’s Personal component weighting X Personal achievement multiplier
X
Executive’s Target Bonus
X
Profit Cap Multiplier(1)

Annual Performance Bonus

(1)	Discussed in more detail on page 31 of this Management Proxy Circular (see “Annual Incentives”) and on page 33 of this Management Proxy Circular (see “Fiscal 2012 Payout”).

Fiscal 2012 Performance Metrics and Results

The following chart describes the Group Financial, Mining Segment and Luxury Brand Segment performance metrics and results that made up the Fiscal 2012 goals and objectives. Achieving performance at target would result in a multiplier of 100% for each objective.

Executive Component	Performance Metric	Weighting	Actual Results ($000)	Scorecard Multiplier(1)
Group Financial	Operating Profit	100%	$56,531	120%
Luxury Brand Segment	Sales	40%	$411,929	103%
	Gross Margin	30%	$188,056
	SG&A	30%	$168,611
Mining Segment	Sales	50%	$290,114	119%
	SG&A	50%	$13,454
(1)	Ranges from 0% if 90% or less of the targets were achieved, to a max of 120% if more than 110% of targets were achieved.

It is the Corporation’s view that disclosure of the performance targets would seriously prejudice the Corporation in the competitive market in which it operates as the targets provide valuable information to the Corporation’s competitors regarding current and future financial and operating plans. It is not the Corporation’s practice to disclose sensitive budget information. Although the performance targets utilized are based upon the Corporation’s current and future financial and operating plans (and the assumptions and financial modeling underlying same), the potential exists that the Corporation may not achieve such targets and as such, it is difficult to assess in advance the likelihood of a Named Executive Office achieving his performance targets.

Fiscal 2012 Payout

The resulting impact of applying the consolidated financial and segment results, and individual performance results, on the target bonus opportunities for the Named Executive Officers are summarized in the table below. In addition, the aggregate bonus pool has been decreased to fall within the “Profit Cap” and has resulted in an approximate 18% reduction in bonuses as initially determined. Individual performance metrics and results for each Named Executive Officer are discussed below. Alan Mayne did not receive a bonus for Fiscal 2012, as his employment terminated on April 30, 2011.

In assessing the Chief Executive Officer’s individual performance against his personal goals, the Board and the Human Resources & Compensation Committee considered the following:

  The Corporation’s objectives and results achieved
  Retail expansion, pricing of rough diamonds, and other strategic initiatives to enhance the Corporation’s capabilities and efficiencies
  The strengthening of the leadership talent and staff capability across the business

Overall, the Board rated Mr. Gannicott’s achievement at 112% of his aggregate performance goals.

In assessing the individual performance of the other Named Executive Officers against their personal goals, the Human Resources & Compensation Committee considered the following:

  The Corporation’s objectives and results achieved
  Mining Segment individual performance objectives were targeted at expanding the rough diamond sorting capabilities and processing through specific implementation of strategic capital projects
  Luxury Brand Segment individual performance objectives were targeted at enhancing organizational capabilities and strengthening the leadership team, and building the brand equity of the Harry Winston franchise

Overall, the Committee’s rating of the achievement of the aggregate performance goals for the Named Executive Officers are: Mr. Baudet 112% of his goals; Mr. de Narp 107% of his goals; Mr. Pounds 112% of his goals; and Mr. Simpson 116% of his goals.

Named Executive Officer	Bonus Target (US$)	Uncapped Bonus Based on Results (US$)	Bonus After Cap (US$)	Actual Bonus Payout as a % of Target
Robert A. Gannicott(1)	$997,200	$1,120,352	$921,520	92%
Cyrille Baudet(2)	$128,014	$143,823	$118,298	92%
Frederic de Narp	$450,000	$482,345	$396,741	88%
James R.W. Pounds(1)	$230,951	$259,474	$213,424	92%
Raymond N. Simpson	$131,428	$151,816	$124,872	95%
(1)	Converted into United States dollars at the Year End Exchange Rate.
(2)	Prorated based on start date of May 9, 2011.

3.     Long Term Incentives

(a)     RSUs and Changes in Equity Value of HWI - On April 5, 2004, the Corporation adopted a Restricted Share Unit Plan (the “2004 RSU Plan”) for employees, under which executive officers and other employees of the Corporation and its subsidiaries may be granted restricted share units (“RSUs”) by the Human Resources & Compensation Committee. In the fiscal year ended January 31, 2010 (“Fiscal 2010”), the Corporation decided to discontinue the granting of RSUs under the 2004 RSU Plan, except for awards made to Mr. Mayne in accordance with his employment contract (see Footnote No. 4 under “Summary Compensation Table” on page 40). The employment contract with Mr. Mayne was terminated on April 30, 2011. In Fiscal 2010, the Corporation utilized stock options as its long term incentive to executives.

In September, 2010, the Corporation implemented two new Long Term Incentive (“LTI”) plans for selected executives of the Corporation and HWI, other than the Chief Executive Officer of the Corporation and the President and Chief Executive Officer of HWI. The first plan, the 2010 Restricted Share Unit Plan, was prepared for selected executives of the Corporation, who are granted RSUs. The second plan, the 2010 LTI Award Plan, was prepared for selected executives of HWI, who are granted LTI Awards. The objective was to devise multi-year plans which are: market-based; fair and equitable to the executives of both the Corporation and HWI; simple to administer; and, understandable to the recipient. The award amount paid under the 2010 Restricted Share Unit Plan is based on the share price of the Corporation when the share units vest. The award amount paid under the 2010 LTI Award Plan is based on the change in the underlying equity value of HWI. Both award amounts are settled in cash.

Under the new plans, the initial determination of a RSU or LTI award for both an executive of the Corporation and a HWI executive is made by the Human Resources & Compensation Committee, based on the executive’s salary multiplied by an appropriate LTI multiplier. In Fiscal 2012, the Human Resources & Compensation Committee applied multipliers for the executives ranging from 0.50 to 1.15.

The LTI multiplier is derived from current North American market competitive practices for comparable executive levels based on market analysis conducted by Meridian, with consideration also for internal equity and the Corporation’s organizational structure. Once the initial determination is made, the executive receives an award which represents a notional or bookkeeping account, the amount of which adjusts with changes in (a) the Corporation’s share price (for the Corporation’s executives) or (b) the equity value of HWI (for HWI’s executives) from the time the award was made to the time of payment and vesting. The awards vest, in both cases, equally over a period of 3 years. Earlier vesting can also occur in the case of death, retirement or Change of Control. The Human Resources & Compensation Committee annually reviews the LTI Plans (and all other long term incentive plans of the Corporation) and reports to the Board on suggestions to modify such plans, as appropriate. When considering the making of a new grant under the Corporation’s LTI Plans or Stock Option Plan, the Human Resources & Compensation Committee takes into account previous grants made under such plans.

For Fiscal 2012, the following table sets out the multipliers for the Named Executive Officers, and actual RSUs and LTI Awards made:

Named Executive Officer	Target LTI Multiplier (multiple of base salary)	RSUs Granted (# of Units)	Value of RSUs (US$)(1)	LTI Awards Granted (US$)
Cyrille Baudet(2)	1.0	12,300	210,326	140,000
Alan S. Mayne	1.15	-	-	-
James R.W. Pounds	1.15	40,620	694,587	-
Raymond N. Simpson	0.5	9,620	164,498	-
(1)

The value of these RSUs was determined based on a share price of Cdn$16.39 on April 7, 2011 (Human Resources & Compensation Committee approval date), the average of the closing price of the Corporation’s common shares on the five trading days prior to April 7, 2011, and was converted into United States dollars at the Year-End Exchange Rate.

(2)	Mr. Baudet participates in both the 2010 Restricted Share Unit Plan and the 2010 LTI Award Plan.

(b)     Stock Options – Prior to Fiscal 2011, stock options were granted to selected officers (including Named Executive Officers) under the Corporation’s Stock Option Plan, as described on pages 45 and 46 of this Management Proxy Circular (see “Securities Authorized for Issuance under Equity Compensation Plans”). The size of these options was based, in part, on the historical performance of the Corporation measured against defined targets. These options generally had a ten-year term and an exercise price equal to the closing price of the Common Shares of the Corporation on the TSX on the trading day immediately preceding the date of grant, or where there is no such closing price, the average of the most recent bid and ask of the shares of the Corporation on the TSX (the “Market Price”).

Beginning in Fiscal 2011, stock options have only been granted to the Chief Executive Officer of the Corporation, who does not participate in the new LTI plans described above.

In Fiscal 2012, options to acquire a total of 350,000 common shares were granted to the Chief Executive Officer of the Corporation at an exercise price of $16.70 per share. Such option grant represents 0.004% of the outstanding shares of the Corporation on January 31, 2012. These options have a 5-year term, and will vest ratably over the three years following the date of grant (April 7, 2011), the first tranche vested on March 31, 2012. The amount of the option grant was determined by the Human Resources & Compensation Committee, and approved by the Board, with reference to a market-based economic value based on a value of the grant using the Black Scholes valuation model. In particular, the award size determination considered the median competitive range for long-term incentive values for other chief executive officers from the external compensation surveys described earlier (see “Competitive Positioning of Compensation”), as well as the Corporation’s Fiscal 2011 performance and the Chief Executive Officer’s contribution to that performance.

Additional information regarding the Corporation’s Stock Option Plan can be found on pages 45 and 46 of this Management Proxy Circular (see “Securities Authorized for Issuance under Equity Compensation Plans”).

(c)     HWI CEO Plan – On January 4, 2010, Mr. Frederic de Narp commenced employment as President and Chief Executive Officer of HWI. Mr. de Narp’s employment contract provides for a specific LTI program (the “HWI CEO Plan”). Under the HWI CEO Plan, HWI maintains a long term incentive plan account (“LTIP Account”) for Mr. de Narp. Credits to the LTIP Account are conditional upon Profit Results over specific profit goals. For the purposes of the HWI CEO Plan, “Profit Results” means the gross profit, minus SG&A expenses of HWI and its subsidiaries on a consolidated basis for a fiscal year for which the LTIP Account is being credited, less the cost of capital for that fiscal year. The amount, if any, credited to the LTIP Account will be 5% of the Profit Results and will be determined within 90 days of the end of each fiscal year if Mr. de Narp is then employed by HWI. Commencing April 30, 2012, and on each subsequent April 30th, HWI will pay Mr. de Narp one-third of the balance of the LTIP Account, provided he is then employed by HWI. The HWI CEO Plan will be in effect until the fiscal year ending January 31, 2015, at which time the arrangement will be subject to review by either Mr. de Narp or HWI, and failing any resolution of the matter within 30 days of either party requesting a review, the HWI CEO Plan would, at the request of the party requesting a review, terminate. Mr. de Narp would then be entitled to participate in any incentive program implemented from time to time by HWI for its senior executives.

If the HWI CEO Plan terminates after January 31, 2015, the balance remaining in the LTIP Account will be paid in three equal tranches on April 30, 2015, 2016 and 2017, provided Mr. de Narp is then employed by HWI on such dates.

In Fiscal 2012, based on Fiscal 2011 Profit Results of HWI, no amount was credited to the LTIP Account. Accordingly, on April 30, 2012, no amount was paid to Mr. de Narp under the HWI CEO Plan by HWI (see “Compensation Structure for President and Chief Executive Officer, HWI” below for changes to the structure of Mr. de Narp’s compensation).

4.     Benefits – Benefits for the Named Executive Officers, including life insurance, health and dental plans, and short and long term disability plans, and defined contribution retirement plans are maintained at a level that is considered competitive and similar to what all employees receive (see “Pension Plan Benefits and Deferred Compensation Plan” on page 41 of this Management Proxy Circular).

Fiscal 2013 Changes to Compensation Policies and Practices

Base Salaries
For Fiscal 2013, management recommended, and the Human Resources & Compensation Committee agreed to the following base salary changes:

Named Executive Officer	Base Salary
Robert A. Gannicott	Hold at Cdn$1,000,000
Cyrille Baudet	Increase from $350,000 to $385,000(1)
Frederic de Narp	Decrease from $900,000 to $750,000(1)
James R.W. Pounds	Hold at Cdn$579,000
Raymond N. Simpson	Hold at $328,570
(1)	Effective April 1, 2012.

Annual Bonus
The Corporation is reviewing new targets and weightings for the Named Executive Officers (Group Financial, Luxury Brand Segment, Mining Segment and individual), specifically to determine the focus around individual measures for individual performance. The Profit Cap will be retained so that bonuses paid will not exceed more than 10% of the consolidated operating profit.

Compensation Structure for President and Chief Executive Officer, HWI
The Corporation reviewed the compensation structure of the President and Chief Executive Officer of HWI to ensure alignment with the management team and corporate objectives. The Corporation determined that the objectives of the compensation structure for the President and Chief Executive Officer, HWI are to: (i) motivate the executive to create value for shareholders; (ii) deliver a total remuneration package that is market-competitive and performance based; and (iii) align his pay with the Luxury Brand Segment management team. Accordingly, subject to the ratification and approval of the 2012 Restricted Share Unit Plan described on page 9 of this Management Proxy Circular, the following changes will be made to the compensation structure of the President and Chief Executive Officer, HWI:

  Repositioning of base salary from $900,000 to $750,000, commencing April 1, 2012
  Adjustment of annual incentive bonus target from 50% to 100% of (new) base salary
  Elimination of the current long-term incentive plan (HWI CEO Plan) to be replaced with the existing LTI plan for executives of HWI for alignment with the other HWI executives, at a target market-based multiplier of two times the (new) base salary
  A single one-time award of 101,449 Restricted Share Units pursuant to the 2012 Restricted Share Unit Plan, subject to shareholder approval

The Corporation believes that under this structure, total cash compensation for the President and Chief Executive Officer of HWI will be in line with the external market for this position and that more of Mr. de Narp’s pay will be at risk based on the achievement of key performance measures.

Share Ownership Guidelines
The Corporation has introduced Share Ownership Guidelines for selected executive officers in Fiscal 2013 to further align the interests of senior executives with the interests of shareholders. These guidelines apply to the Chairman & Chief Executive Officer, President and Chief Executive Officer of HWI, the Group Chief Financial Officer, selected Executive Vice Presidents, and selected Vice Presidents. The guidelines, as outlined in the table below, can be complied with through the ownership of shares outright (by the executive and immediately family members residing in the same household), and Restricted Share Units issued and held as part of an executive’s long-term compensation (whether vested or not).

Executive Level	Guideline
Chairman and Chief Executive Officer	5 x annual base salary
President and Chief Executive Officer of HWI	2.5 x annual base salary
Selected Executive Vice Presidents, and selected Vice Presidents	1.25 x annual base salary

Guidelines are expressed and determined as a multiple of an executive’s base salary, and then are converted to a fixed number of shares. Participants are required to achieve their assigned guidelines within five years of becoming subject to the guidelines. If a participant’s guideline increases because of a change in title, a five year time frame to achieve the incremental guideline begins in January following the year of the title change.

The Human Resources & Compensation Committee will review compliance with these guidelines annually, and in its sole discretion may impose such conditions, restrictions or limitations on any executive as it determines appropriate in order to achieve the underlying purposes of these guidelines.

Other Compensation Policies of the Corporation

Change of Control
The selection of the events that trigger payment to a Named Executive Officer in the event of a Change of Control are negotiated and documented in each employment contract, with the attempt to balance the protection of the executive upon a Change of Control with the continuation of employment of the executive in the event such a Change of Control occurs. As noted on pages 42 to 45 of this Management Proxy Circular under the heading “Termination and Change in Control Benefits”, there are certain circumstances that trigger payment, vesting of stock options or RSUs, or the provision of other benefits to a Named Executive Officer upon termination and Change of Control.

Risk
In Fiscal 2012, the Human Resources & Compensation Committee’s risk oversight activities were formally expanded by amending its Charter to include a mandatory report to the Board on the linkages between the Corporation’s pay practices and risk. In Fiscal 2012, the assessment was conducted by management with the assistance of the Committee’s independent consultant, Meridian. The assessment was based on a scorecard that reviewed 37 dimensions across the following five categories:

  Pay philosophy and governance
  Pay mix and balance
  Incentives and performance measurement
  Stock-based incentives/ownership
  Other policies and provisions

After considering the results of the assessment, the Human Resources & Compensation Committee did not identify any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Executive Trading Policy
Under the Corporation’s Insider Trading Policy, no officers, directors and employees shall engage in short-term, speculative transactions involving the Corporation’s securities. This would include short sales and buying or selling put or call options or other derivative securities relating to the Corporation’s shares. In the Corporation’s view, such trading is an activity more normally associated with “professional” traders and is, therefore, inconsistent with an insider’s role with, and duties to, the Corporation.

Compensation Clawback
The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, and the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act. In addition, the Human Resources & Compensation Committee intends to examine the requirements, once released, of proposed rules under the United States Dodd-Frank Act in regards to executive recoupment or “clawback” of incentive compensation to consider if a “clawback” policy should be adopted.

Discretion
The Human Resources & Compensation Committee has the authority to set performance measures and targets in relation to incentive programs for executives. It also has the general authority to amend such measures and targets, and the measurement of results to reflect business conditions, circumstances, and events not predicted when setting targets. The application of this authority is at the sole discretion of the Committee. In addition, the Committee does make some qualitative assessments of the individual performance and achievement of personal goals in incentive programs (e.g. assessment of non-financial goals).

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends and considering a $100 investment in Common Shares on January 31, 2007). For this purpose, the yearly change in the Corporation's cumulative total shareholder return is calculated by dividing the difference between the price for the Common Shares at the end and the beginning of the "measurement period" by the price for the Common Shares at the beginning of the measurement period. "Measurement period" means the period beginning at the market close on the last trading day before the beginning of the Corporation's fifth preceding fiscal year, through and including the end of the Corporation's most recently completed fiscal year.

Cumulative Value of $100 Invested

Fiscal Years ended January 31st	2007	2008	2009	2010	2011	2012
Harry Winston Diamond Corporation	$45.35	$24.75	$4.88	$9.83	$10.83	$11.73
Value of $100 Investment	$100.00	$54.58	$10.76	$21.68	$23.88	$25.87
S&P/TSX Composite	31,573.54	32,665.06	22,287.88	29,360.52	36,840.37	34,759.27
Value of $100 Investment	$100.00	$103.46	$70.59	$92.99	$116.68	$110.09
(1)	All Dollars Amounts referenced in the performance graph are in Canadian Dollars.

The decline in total shareholder return through Fiscal 2009 was due in part to the reduction in dividend payment amounts and a change in global economic circumstances. However, the performance graph illustrates the continued strong performance of our total shareholder return relative to the index over the course of Fiscal 2010, 2011 and 2012. Our total shareholder return significantly outperformed the index from Fiscal 2010 to 2012, being approximately 140 percent compared to approximately 56 percent for the S&P/TSX Composite Index.

Overall, the compensation levels of our Named Executive Officers reflect the significant success in generating increased total shareholder return for our shareholders for Fiscal 2010, 2011 and 2012. However, over the Fiscal 2010 to 2012 period, the percentage increase in total compensation paid to the Named Executive Officers was significantly less (by about one-half) than the percentage change in total shareholder return to shareholders. Through Fiscal 2010, annual bonuses and long-term incentives were severely impacted by the decrease in share price and Named Executive Officer compensation remained fairly flat, with improvements being seen in Fiscal 2011 as the share price showed strong improvement.

The Human Resources & Compensation Committee is satisfied that the pattern of compensation of the Chief Executive Officer and other executives has reflected the performance of the Corporation against the range of measures used for our incentive compensation plans, and against the market. Overall compensation levels in each of the past several years are within the range determined by the Human Resources & Compensation Committee as appropriate, and are in line with the Corporation’s performance such that the Human Resources & Compensation Committee has concluded that the compensation strategy is working effectively both for shareholders of the Corporation and for the executives.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers, during Fiscal 2012, Fiscal 2011 and Fiscal 2010.

Name and Principal Position	Year Ended January 31	Salary (US$)	Share-Based Awards (US$)	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long- Term Incentive Plans
Robert A. Gannicott Chief Executive Officer	2012	1,009,269(2)	-	2,378,498	921,527(3)	-	-	-	4,309,294
	2011	974,279	-	1,688,931	998,502	-	-	-	3,661,713
	2010	853,615	-	487,316	467,596	-	-	-	1,808,527
Cyrille Baudet Group Chief Financial Officer	2012	247,866	210,326(4)	-	118,298	140,000(4)	-	74,036(5)(6)	790,525

Alan S. Mayne Former Chief Financial Officer	2012	150,271(2)	-	-	-	-	-	1,619,586(8)	1,769,857
	2011	511,496	503,840(4)(7)	-	262,107(3)	-	-	-	1,277,443
	2010	448,148	52,121(4)	242,487	122,744	-	-	-	865,499
Frederic de Narp(9) President and Chief Executive Officer, HWI	2012	900,000	-	-	396,741	-	-	14,700(6)	1,311,441
	2011	900,000	-	-	450,000	-	-	14,700	1,364,700
	2010	69,231	-	-	-	-	-	-	69,231

Name and Principal Position	Year Ended January 31	Salary (US$)	Share-Based Awards (US$)	Option- Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long- Term Incentive Plans
James R.W. Pounds Executive Vice-President, Buying and Sourcing	2012	584,367(2)	694,587(4)	-	213,425(3)	-	-	-	1,492,379
	2011	564,108	561,448(4)	-	231,253	-	-	-	1,356,809
	2010	494,243	-	242,487	129,954	-	-	-	866,684
Raymond N. Simpson Executive Vice-President	2012	328,570	164,498(4)	-	124,872	-	-	14,700(6)	632,641
	2011	328,570	143,442(4)	-	131,600	-	-	14,700	618,140
	2010	315,933	-	173,372	59,220	-	-	14,700	563,225
(1)

For the options granted on April 7, 2009, the Corporation used a Black-Scholes option pricing model in accordance with International Financial Reporting Standards (“IFRS”) 2 Share Based Payments. The Corporation used the following assumptions: risk-free rate of 1%, dividend yield of 0%, volatility factor of 51%, and expected life of the options of 5.5 years converted at the April 7, 2009 Exchange Rate. The options were granted at an exercise price of Cdn$3.78 which was higher than the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires ten years after the date of its grant. For the options granted on September 7, 2010, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: risk-free rate of 2.13%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 5.9 years converted at the September 7, 2010 Exchange Rate. The options were granted at an exercise price of Cdn$12.35, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires ten years after the date of its grant. For the options granted on April 7, 2011, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk- free rate of 2.41%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 3.5 years. The options were granted at an exercise price of Cdn$16.70, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires five years after the date of its grant.

(2)	Converted into United States dollars at the Average Exchange Rate.
(3)	Converted into United States dollars at the Year-End Exchange Rate.
(4)

The table below shows the long term incentive awards outstanding for each Named Executive Officer, and the value of the RSUs at January 31, 2012 converted as applicable into United States dollars at the Year-End Exchange Rate. Details of the Long Term Incentive Plans can be found on page 34 of this Management Proxy Circular (see “Overview of Compensation Programs – Long-term Incentives - RSUs and Changes in Equity Value of HWI”).

LONG TERM INCENTIVES OUTSTANDING AS OF JANUARY 31, 2012

Name	Number of RSUs	Value of RSUs (US$)	LTI Awards (US$)
Robert A. Gannicott	-	-	-
Cyrille Baudet	12,300	143,876	140,000
Alan S. Mayne	-	-	-
Frederic de Narp	-	-	-
James R. W. Pounds	71,306	834,084	-
Raymond N. Simpson	17,460	204,234	-

The table below shows the long term incentive awards granted in Fiscal 2012. The payout value of the RSUs will be based upon the 5 day average closing price of the Corporation’s Common Shares prior to the payout date, and will include accumulated dividend equivalents automatically credited.

LONG TERM INCENTIVE AWARDS GRANTED IN FISCAL 2012

Name	Granted	Period until Payout
Baudet, Cyrille	12,300 RSUs	4,100 on March 31, 2012
4,100 on March 31, 2013
4,100 on March 31, 2014
Baudet, Cyrille	LTI Award of US$140,000	US$46,667 on March 31, 2012
US$46,667 on March 31, 2013
US$46,666 on March 31, 2014
James R. W. Pounds	40,620 RSUs	13,540 on March 31, 2012
13,540 on March 31, 2013
13,540 on March 31, 2014
Raymond N. Simpson	9,620 RSUs	3,207 on March 31, 2012
3,207 on March 31, 2013
3,206 on March 31, 2014

RSUs granted in Fiscal 2011 vest one-third on March 31, 2011, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$12.85 on September 2, 2010 (Human Resources & Compensation Committee approval date), the average closing price of the Corporation’s common shares on the five trading days prior to September 2, 2010 converted into United States dollars at the September 2, 2010 Exchange Rate of 0.9492. RSUs granted in Fiscal 2012 vest one-third on March 31, 2012, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$16.39 on April 7, 2011 (Human Resources & Compensation Committee approval date), the average closing price of the Corporation’s common shares on the five trading days prior to April 7, 2011 converted at the Year-End Exchange Rate.

(5)	This amount includes housing benefit and relocation allowance for Mr. Baudet.
(6)	Includes contribution to the defined contribution 401(k) plan of HWI.

(7)

The amounts shown for Mr. Mayne represent 5,000 RSUs granted to him each year pursuant to his employment agreement plus additional RSUs granted to him in Fiscal 2010 and 2011. The value of these RSUs was determined based on a share price of Cdn$11.09 on January 21, 2011, the closing price of the Corporation’s common shares on the date of grant converted into United States dollars at the January 21, 2011 Exchange Rate of 1.0046.

(8)	Employment with the Corporation terminated April 30, 2011.
(9)	Mr. de Narp was appointed as the President and Chief Executive Officer of HWI on January 4, 2010.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as at January 31, 2012

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)(2)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Robert A. Gannicott	200,000	23.28	02/05/2012	0	-	-	-
	100,000	26.38	04/17/2013	0
	110,000	41.11	04/07/2014	0
	416,000	3.77	04/07/2019	3,316,460
	300,000	12.32	09/07/2020	0
	350,000	16.65	04/07/2016	0
Cyrille Baudet	N/A	N/A	N/A	N/A	12,300	143,876	-
Alan S. Mayne	N/A	N/A	N/A	N/A	-	-	-
Frederic de Narp	N/A	N/A	N/A	N/A	-	-	-
James R.W. Pounds	50,000	27.52	06/27/2012	0	71,306	834,084	-
	10,000	26.38	04/17/2013	0
	207,000	3.77	04/07/2019	1,650,258
Raymond N. Simpson	100,000	26.38	17/04/2013	0	17,460	204,234	-
	148,000	3.77	04/07/2019	1,179,894
(1)

Share-based awards represent outstanding RSUs. The payment value of the RSUs is based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2012, of Cdn$11.73 converted into United States dollars at the Year End Exchange Rate.

(2)	Options are granted in Canadian dollars. The option exercise price has been converted into United States dollars at the Year End Exchange Rate.
(3)	Based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2012, of Cdn$11.73 converted at the Year End Exchange Rate.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)(1)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)(2)
Robert A. Gannicott	1,660,228	-	921,527
Cyrille Baudet	-	-	118,298
Alan S. Mayne	-	182,905	-
Frederic de Narp	-	-	396,741
James R.W. Pounds	702,420	229,158	213,425
Raymond N. Simpson	502,213	58,544	124,872
(1)

Represents the dollar value that would have been realized if the options that vested during the year had been exercised on the vesting date. This is calculated by multiplying the number of options that vested during the year by the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options each converted into United States dollars at the vesting date exchange rate of 1.0433 at April 4, 2011 and 1.0147 at September 7, 2011.

(2)	Represents the bonuses awarded for Fiscal 2012.

Pension Plan Benefits and Deferred Compensation Plan

No Named Executive Officer is a member of a defined benefit plan.

No Named Executive Officer is a member of the Corporation’s Canadian registered defined contribution plan whereby the Corporation matches an employee’s contribution to his or her registered retirement savings plan to a maximum of 6% of the employee’s salary and subject to the maximum contribution limits under the Income Tax Act (Canada).

Named Executive Officers in the United States are eligible to participate in the HWI defined contribution plan, which is a qualified 401(k) plan. Under the 401(k) plan, the United States Named Executive Officers are allowed to contribute up to 6% of their salary, to a maximum of $16,500 for the 2011 calendar year. The executive’s contributions are matched, subject to IRS limits of compensation that can be taken into account for employer matching. For the 2011 calendar year, that amount was capped at $245,000, rendering the maximum contribution allowed for Named Executive Officers in the United States at $14,700.

The following table outlines the change in value of the defined contribution plan holdings of the Named Executive Officers over the course of 2011.

Defined Contribution Plans

Name	Accumulated Value at January 1, 2011 (US$)	Compensatory (US$)(1)	Accumulated Value at December 31, 2011 (US$)(2)
Robert A. Gannicott	-	-	-
Cyrille Baudet	-	-	5,699
Alan S. Mayne	-	-	-
Frederic de Narp	16,500	14,700	47,700
James R.W. Pounds	-	-	-
Raymond N. Simpson	204,599	14,700	237,621
(1)	Contribution by HWI to defined contribution 401(k) plan of HWI.
(2)

Includes investment earnings and employee contributions during calendar year 2011. During calendar year 2011, Mr. Baudet contributed $5,699 to the plan, and Mr. de Narp and Mr. Simpson each contributed $16,500 to the plan.

Furthermore, key executives in the United States are eligible to participate in HWI’s deferred compensation plan, under which a participant may elect to defer salary, sales commission, and incentive compensation or bonus. HWI, in its sole discretion, may make employer discretionary or employer matching contributions to the plan. Participants are fully vested in deferral amounts and all earnings attributable thereto. Payments are made to participants in cash following permissible payment events, including separation from service, payment following death or disability, occurrence of a change in control event or unforeseeable emergency, or a pre-established withdrawal schedule. HWI’s obligations under the plan are unfunded and unsecured promises to pay funds in the future. Currently no Named Executive Officers are contributing to the deferred compensation plan. At the commencement of his employment, HWI agreed with Mr. de Narp to contribute $46,500 per year for each completed year of service to his deferred compensation plan account. However, the plan under which such contributions would be made was not established until Fiscal 2012 and no contributions were made in Fiscal 2012. As a result, the contribution to Mr. de Narp under the deferred compensation plan corresponding to Fiscal 2012 will be made in calendar year 2012 and such contribution will be reflected in the Corporation’s Fiscal 2013 Summary Compensation Table.

Termination and Change in Control Benefits

The Corporation has executive employment agreements with Robert A. Gannicott, Cyrille Baudet, Frederic de Narp, James R.W. Pounds, and Raymond N. Simpson. The Corporation also had an executive employment agreement with Alan Mayne. The compensation set out in the Summary Compensation Table reflects the compensation levels contained in the various agreements, subject to periodic review by the Human Resources & Compensation Committee. The following table sets out five scenarios of termination and explains the compensation that would be paid to the Named Executive Officers in event of such termination:

Compensation Element	Resignation(1)	Termination with Cause	Termination Without Cause(2)	Retirement	Change in Control
Base Salary	Ends immediately	Ends immediately	As negotiated, paid in lump sum, generally within 5 business days of termination	Ends immediately	As negotiated

Compensation Element	Resignation(1)	Termination with Cause	Termination Without Cause(2)	Retirement	Change in Control
Annual Incentives (Bonus)	Entitled to unpaid Bonus	Forfeited	As negotiated, paid in lump sum, generally within 5 business days of termination	Entitled to unpaid Bonus	As negotiated
Long Term Incentives Stock Options	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Options become fully vested
Long Term Incentives RSUs	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Unvested RSUs which would have vested within one year of a Change in Control will vest immediately, balance continue to vest and be payable in accordance with Plan.
Long Term Incentives LTI Awards	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Any award which would have vested within one year of Change in Control will vest, balance continue to vest and be payable in accordance with Plan.
Benefits(3)	None	None	Coverage as negotiated	None	Coverage as negotiated
(1)

Frederic de Narp’s executive employment agreement provides that he can resign his employment for Good Reason (which is essentially events which would constitute constructive dismissal at common law) after 90 days following his having given the Corporation notice of the event constituting Good Reason, provided the Corporation does not remedy the alleged violation within 30 days of Mr. de Narp’s notice.

(2)	The following table sets out the amount to be paid to the Named Executive Officers upon termination or a triggering event:

Named Executive Officer	Type of Termination or Triggering Event	Payment
Robert A. Gannicott	Termination without just cause, or if he elects to terminate his agreement within six months of a Change in Control	(a) A payment equal to three times his then current annual salary; and (b) an amount equal to three times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.
Frederic de Narp	Termination without cause or for Good Reason	(a) a payment equal to two times his then current base salary; and (b) an amount equal to two times the greater of (i) his last year’s bonus, or (ii) the average of his bonuses for the last two fiscal periods
	Upon the purchase of all of the issued and outstanding shares of HWI by an arm's length third party	Entitled to 2.5% of the amount by which the value of the shares of HWI has increased from the commencement of his employment to the date of the sale.
Cyrille Baudet	Termination without just cause within six months of a Change in Control of the Corporation, or HWI and the Corporation does not offer him employment	Payment equal to 18 months of his then current annual salary
Alan Mayne(2A)	Termination without just cause	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

Named Executive Officer	Type of Termination or Triggering Event	Payment
James R. W. Pounds	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.
Raymond Simpson	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.
(2A)	Employment with the Corporation ended April 30, 2011. Payments made, or payable to Alan Mayne are set out in the Summary Compensation Table under “All Other Compensation” on page 40 of this Circular.
(3)

The executive employment agreements obligate the Corporation to pay for existing benefit plan coverage for certain period of time: Mr. Gannicott, 3 years; Messrs. Mayne, Pound and Simpson, 2 years and Mr. de Narp, 1 year.

The estimated additional payment to the Named Executive Officers in the case of termination under the above-noted scenarios, assuming that the triggering event took place on the last business day of the Corporation’s most recently completed financial year, are set out in the following table:

Named Executive Officer	Compensation Element	Resignation	Termination With Cause	Termination Without Cause	Retirement	Change in Control
Robert A. Gannicott(1)	Salary and Bonus	-	-	5,869,725	-	5,869,725
	Stock Options	3,297,966	-	3,297,966	3,297,966	3,297,966
	Total	3,297,966	-	9,167,691	3,297,966	9,167,691
Frederic de Narp(2)	Salary and Bonus	-	-	2,646,741	-	-
	LTI Awards	-	-	-	-	-
	Total	-	-	2,646,741	-	-
Cyrille Baudet	Salary and Bonus	-	-	525,000	-	525,000
	RSUs	-	-	-	-	35,082
	LTI Awards	-	-	-	-	40,596
	Total	-	-	525,000	-	600,678
James R. W. Pounds(1)	Salary and Bonus	-	-	1,599,145	-	1,599,145
	Stock Options	1,641,055	-	1,641,055	1,641,055	1,641,055
	RSUs	-	-	-	-	337,852
	Total	1,641,055	-	3,240,200	1,641,055	3,578,052
Raymond Simpson	Salary and Bonus	-	-	914,472	-	914,472
	Stock Options	1,173,315	-	1,173,315	1,173,315	1,173,315
	RSUs	-	-	-	-	83,366
	Total	1,173,315	-	2,087,787	1,173,315	2,171,153
(1)	Converted into United States dollars at the Year End Exchange Rate
(2)

Frederic de Narp is not entitled to an additional payment in the event of the change of control of the Corporation, however, in the event of the purchase of all of the issued and outstanding shares of HWI by an arm's length third party he would be entitled to payment of 2.5% of the amount by which the value of the shares of HWI has increased from the commencement of his employment to the date of the sale, less capital contributions by the Corporation to HWI, and his benefit derived from any other long term incentive plan.

Mr. Gannicott’s and Mr. Baudet’s executive employment agreements contain an indefinite non-disclosure provision. Mr. de Narp’s executive employment agreement contains an indefinite non-disclosure provision, a non-solicitation provision for 9 months and a non-compete provision for 6 months following termination. Mr. Pounds’ executive employment agreement contains an indefinite non-disclosure provision and a 12 month non-solicitation provision following termination of employment. The executive employment agreements for Mr. Mayne and Mr. Simpson each have non-disclosure, non-solicitation and non-competition provisions. The non-disclosure obligations continue so long as the information is confidential to the Corporation, the non-solicitation provision is for 12 months and the non-compete provision is for 6 months following termination of employment.

Mr. Gannicott is not a member of a defined pension plan or a defined contribution plan, and no pension is payable to him upon retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of January 31, 2012, concerning options outstanding pursuant to the Corporation’s existing stock option plan, which has been approved by the shareholders of the Corporation and which is currently the only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
Stock Option Plan	2,400,899	Cdn$14.21	2,439,271

If approved by shareholders, the 2012 Restricted Share Unit Plan will provide for the issuance of up to 110,000 Common Shares.

The Corporation currently has in place a stock option plan, which was adopted by the directors of the Corporation on June 12, 2000 and approved by the shareholders of the Corporation on July 27, 2000, as amended (the “Stock Option Plan”). An increase in the maximum number of Common Shares issuable pursuant to the Stock Option Plan to 6,000,000 from 4,500,000 was approved by the directors of the Corporation on March 31, 2008 and approved by the shareholders of the Corporation at the shareholders’ meeting held on June 4, 2008. On June 4, 2009, the Board amended the Stock Option Plan, without the necessity of shareholder approval to clarify the “Option Term” upon disability, death and termination. On January 13, 2011, the Board amended the Stock Option Plan to delete reference to cashless exercises due to amendments to the tax treatment of employee stock options under the Income Tax Act (Canada).

The material provisions of the Stock Option Plan are as follows:

(a)

the persons who are eligible to be granted options under the Stock Option Plan are “service providers”, which means (i) any director, officer or employee or insider of the Corporation or any of its affiliates, and (ii) any other person or company engaged to provide ongoing consulting, technical, management or other services to the Corporation or any affiliated entity of the Corporation (and upon the receipt of a grant of options, each an “Optionee”);

(b)	as of the date hereof, there are stock options outstanding in respect of an aggregate of 2,375,399 Common Shares, representing approximately 2.8% of the currently outstanding Common Shares;

(c)

the Corporation has adopted policies which impose trading restrictions preventing officers, directors and employees from trading in securities of the Corporation (including exercising stock options) during certain periods (“Black-Out Periods”), and the Stock Option Plan provides that if the expiry date of an option granted under the Stock Option Plan would otherwise occur during or within ten calendar days following a Black-Out Period, the expiry date of such option shall be extended to the first business day which is at least ten calendar days after the end of the Black-Out Period;

(d)

the number of Common Shares reserved for issuance to any one person, shall not exceed 2% of the number of Common Shares issued and outstanding on a non-diluted basis (the “Outstanding Issue”), at the time of such grant;

(e)

the number of Common Shares reserved for issuance to Optionees who are, at the time of the particular grant, Related Persons (as defined in the Stock Option Plan), shall not exceed 10% of the Outstanding Issue, at the time of such grant;

(f)

the number of Common Shares issued within any one year period pursuant to the exercise of options to Optionees who are, at the time of issuance, Related Persons, shall not exceed 10% of the Outstanding Issue at that time, less the number of Common Shares which have been issued pursuant to the Stock Option Plan in the twelve month period immediately preceding such time (the “Adjusted Outstanding Issue”);

(g)

the number of Common Shares issued within any one year period pursuant to the exercise of Options and Existing Options to any one Related Person and his or her associates shall not exceed 2% of the Adjusted Outstanding Issue.

(h)

the exercise price for the Common Shares under each option granted under the Stock Option Plan is be determined by the Board, or by a committee appointed for this purpose by the board, on the basis of the market price at the time of granting of each option. If at the time of grant of an Option the shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the shares of the Corporation on the TSX;

(i)

options granted under the Stock Option Plan may, at the discretion of the Board or Human Resources & Compensation Committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a "vesting restriction"); however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” as defined in the Stock Option Plan, which includes a take-over of the Corporation, a merger of the Corporation where the Corporation is not the continuing or surviving corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(j)	options may be granted under the Stock Option Plan for a term not exceeding ten years;

(k)

if a holder of an option ceases to be a service provider to the Corporation (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 60 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option;

(l)

if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option;

(m)

options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings plan established by and for the sole benefit of a service provider, or (C) an inter vivos trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren;

(n)

the Board may from time to time amend the Stock Option Plan without approval from shareholders of the Corporation, other than with respect to the following matters: (i) the maximum number of Common Shares reserved for issuance under the Stock Option Plan; (ii) a reduction in the exercise price for options held by insiders of the Corporation; (iii) an extension to the term of any option held by insiders of the Corporation; and (iv) an increase in any limit on grants of options to insiders set out in the Stock Option Plan; and

(o)	the Corporation has not provided, and does not provide, any financial assistance to Optionees to facilitate the exercise of options granted pursuant to the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no current or former director or executive officer or employee of the Corporation or any of its subsidiaries, or proposed nominee for election as director, or any of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation, proposed director of the Corporation and no associate or affiliate of such informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is contained in its comparative annual financial statements and Management’s Discussion and Analysis of the results of operations for Fiscal 2012. Copies of this Management Information Circular, the Annual Report which contains the comparative audited financial statements of the Corporation, any interim financial statements subsequent to those statements contained in the Annual Report and Management’s Discussion and Analysis of the results of operations for the Corporation for an annual or interim period, the Annual Information Form, and copies of charters of the committees of the Board and the Corporate Governance Guidelines may be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Corporation at P.O. Box 4569, Station “A”, Toronto, Ontario M5W 4T9, (416) 362-2237 ext. 1 or by emailing investor@harrywinston.com or by viewing the Corporation’s web site. Throughout this Management Proxy Circular, references to documents and/or information available on the Corporation’s website can be found at http://investor.harrywinston.com.

BOARD APPROVAL

The directors of the Corporation have approved the contents and sending of this Management Proxy Circular to the shareholders.

Lyle R. Hepburn
Corporate Secretary
June 6, 2012

SCHEDULE 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

(a)

The Board is currently comprised of nine directors, of which seven are considered to be unrelated and independent directors within the meaning of Canadian and United States securities laws and the NYSE Rules. A director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. The independent directors of the Corporation are currently Matthew W. Barrett, Micheline Bouchard, David Carey, Noel Harwerth, Daniel Jarvis, Jean-Marc Loubier and Laurent E. Mommeja.

(b)

The Board has determined that the related and non-independent directors of the Corporation are: Robert A. Gannicott, the Chief Executive Officer of the Corporation and J. Roger B. Phillimore, because of his previous consulting arrangement with the Corporation which terminated on January 31, 2010.

(c)	A majority of the directors of the Corporation are independent as defined in Section 1.2(1) of NI58-101.

(d)

Some of the directors of the Corporation are also directors of other reporting issuers, or the equivalent of a reporting issuer in a foreign jurisdiction. The following table outlines such directorships held by the members of the Board as of May 15, 2012. No members of the Board served together on the boards of other public companies:

Name of Director	Other Directorships Held
Matthew W. Barrett	Goldman Sachs Bank USA
Micheline Bouchard	Telus Corporation and PSP Investments
David Carey	None
Robert A. Gannicott	None
Noel Harwerth	Royal & Sun Alliance Insurance, Logica Group, Chairman of Sumitomo Mitsubishi Banking Europe and Chairman of GE Capital Bank Europe
Daniel Jarvis	None
Jean-Marc Loubier	Trinity Ltd.
Laurent E. Mommeja	None
J. Roger B. Phillimore	Lonmin plc

(e)

Each face to face scheduled meeting of the Board includes an executive session with only non-management directors present. At least once per year, the executive session consists only of the independent directors. The Lead Director, or in his absence another independent director, presides over all executive sessions. The Board held eight scheduled meetings and two unscheduled meetings during the last completed fiscal year. The independent directors held private sessions at five meetings during the last completed fiscal year.

(f)

The Chairman of the Corporation, Robert A. Gannicott, is a non-independent director. Daniel Jarvis, who is not a member of management and who is unrelated and independent, is the Lead Director for the Corporation. He was appointed as the Lead Director on June 2, 2010. The principal responsibilities of the Lead Director include overseeing the Board processes so that it operates efficiently and effectively in carrying out its duties, acting as a liaison between the Board and management, and presiding over all executive sessions of the Board. The Corporation has written guidelines for the Lead Director. These guidelines are available on the Corporation's website. Interested parties may contact the Lead Director by mail addressed to Mr. Jarvis c/o Harry Winston Diamond Corporation, P.O. Box 4569, Station A, Toronto ON Canada M5W 4T9 or in accordance with the procedure set out in the Corporation’s Whistleblower Protection Policy which is available on the Corporation’s website.

(g)

The attendance at Board and Committee meetings for each of the directors proposed for election at the Meeting can be found on page 21 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

Majority Voting Policy

Board policy requires that, in an uncontested election, any nominee for director with respect to whom a majority of the votes represented by proxies validly deposited prior to the annual meeting of the shareholders (the ‘‘Meeting’’) are ‘‘withheld’’ from his or her election (a ‘‘Majority Withheld Vote’’), shall submit his or her resignation to the Nominating & Corporate Governance Committee for consideration promptly following the Meeting.

The Nominating & Corporate Governance Committee shall consider the resignation, and shall recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee, and determine whether or not to accept the recommendation. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the Meeting.

Any director who tenders his or her resignation shall not participate in any meeting of the Nominating & Corporate Governance Committee, if he or she is a member of that Committee, or of the Board to consider whether his or her resignation shall be accepted. However, if the number of members of the Nominating & Corporate Governance Committee who received a Majority Withheld Vote at the Meeting is such that the remaining members of this Committee do not constitute a quorum, then the directors who did not receive a Majority Withheld Vote shall appoint a committee to consider the resignations and recommend to the Board whether to accept them.

In a contested election, where the number of director nominees exceeds the number of directors to be elected, a plurality vote standard will continue to apply.

The majority voting policy, together with the change to give shareholders the option of voting for or withholding their votes in respect of individual director nominees, provides enhanced director accountability. These measures combined encourage individual board members to be diligent in the performance of their duties by providing shareholders with the right to vote for individual directors based on their individual performance as a director, or withhold their votes for a director who fails to meet the standards required by the shareholders.

Board Mandate

The Board has the responsibility to manage, or supervise, the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s Chief Executive Officer and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide management, monitors and advises management, sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews, through reports from the Nominating & Corporate Governance Committee, and approves the structure, charters and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing long-term shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board has adopted specific corporate governance guidelines which are posted on the Corporation’s website under the name Corporate Governance Guidelines.

Position Descriptions

The Corporation has written guidelines for the Chairman and Chief Executive Officer, and for the Chairs of the Committees. These guidelines are available on the Corporation's website.

The Chief Executive Officer’s position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the Chief Executive Officer are developed jointly by the Board and the Chief Executive Officer. The attainment of these objectives is reviewed by the Board. The Chief Executive Officer is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on the Corporation and its management, and are fully briefed by senior management on the corporate organization and key current issues. Visits to key operations are also arranged for new directors. Site visits to the Diavik Diamond Mine are arranged for new directors.

Board meetings are scheduled at the Corporation’s watch factory in Geneva, the Diavik Diamond Mine site, and for key retail locations such as New York, Beverly Hills, Chicago, Bal Harbour and Paris.

Ongoing training and development of directors consists of similar components, i.e., updated written corporate information, site visits and presentations by experts in numerous fields that are important to the Corporation’s interests. The following is a list of the internal and external conferences, seminars, courses and site tours that our Board members attended during the year:

  Institute of Corporate Directors courses
  Updates and presentations from Meridian
  Site visits to selected Retail Salons and to the Toronto sorting facility

Individual directors may engage outside advisors, with the authorization of the Nominating & Corporate Governance Committee.

Ethical Business Conduct

The Nominating & Corporate Governance Committee is responsible for developing and reviewing, with recommendations to the Board where appropriate, the Corporation’s approach to all matters of corporate governance, and reporting thereon to the Board. The Corporation has adopted a Code of Ethics and Business Conduct, a Policy on Corporate Disclosure, Confidentiality and Employee Trading, an Insider Trading Policy and a Whistleblower Protection Policy. All of these policies are available on the Corporation's website, and will be provided to any Shareholder who requests them. The Code of Ethics and Business Conduct of the Corporation, as amended, has been filed on SEDAR at www.sedar.com.

The SEC and National Instrument 52-110 – Audit Committees require a corporation to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller. The Corporation is in compliance. The Corporation has adopted a code of ethics entitled Code of Ethics and Business

Conduct which is applicable to all directors, officers and employees of the Corporation and its subsidiaries. The Code of Ethics and Business Conduct provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. Management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns.

The Code of Ethics and Business Conduct provides that management is responsible for monitoring compliance with the Code and for communicating the Code to employees. Employees are advised that they have a duty to report any known or suspected violation of the Code, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Corporate Secretary, or by following the procedures set out in the Corporation’s Whistleblower Protection Policy. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board, through its Nominating & Corporate Governance Committee, reviews the Code annually to ensure that it complies with legal requirements and is in alignment with best practices.

The Board has not granted any waiver of the Code of Ethics and Business Conduct. Accordingly, no material change report has been required or filed.

Individual directors are expected to indicate a material interest in any transaction or agreement that the Corporation is considering. Directors who have a material interest in a transaction or agreement would not be present for discussions on such transaction or agreement, and would not participate in any vote on the matter.

Nomination of Directors

The Nominating & Corporate Governance Committee, composed entirely of unrelated and independent directors, considers all proposed nominees for the Board and recommends nominees to the Board. The Committee periodically assesses the skill sets of current directors and recommends desired background and qualifications for director nominees, taking into account the needs of the Board at the time. Breadth of perspective, experience and judgment are critical qualities of a director, and strongly influence the selection criteria for Board membership. All directors, except one, serve, or have served, on a number of corporate boards, and all bring a broad base of international experience and expertise to Board deliberations.

The Board assessment is done periodically, and consists of an interview and discussion by the Lead Director with each director on an informal basis. The Committee addresses issues such as director representation in terms of expertise and experience, Board size, director succession planning, meeting quality and efficiency, director contribution and interaction, management effectiveness and the Board’s relationship with management. Directors complete an evaluation form for each fiscal year which contains questions concerning the effectiveness of the Board and its committees, operation of the Board, Board size, number of meetings held per annum, meeting quality and efficiency, individual director contribution and interaction, strategic planning opportunities, management effectiveness and the Board’s relationship with management. The responses are reviewed by the Lead Director and presented to the Board.

The Board and the Nominating & Corporate Governance Committee monitor the size of the Board to faciliate effective decision-making. The Nominating & Corporate Governance Committee also develops, reviews and monitors criteria for selecting directors by assessing their qualification, personal qualities, geographical representation, business background and diversified experience. The directors have proposed nine nominees for the position of director in the upcoming year.

The Board has implemented a policy that if, during a director’s service on the Board, he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event shall be referred to as a “Status Change”), that director shall immediately notify the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee should re-evaluate the appropriateness of the continuing membership of the director on the Board in light of the Status Change and recommend to the Board the appropriate action, if any, to be taken with respect to the director. If the Board concludes that the Status Change is significant and requires a resignation of the director, the director shall immediately tender his or her resignation from the Board.

Compensation

Disclosure regarding Compensation set out in Article 7 of National Instrument 58-101F1 can be found on page 27 of this Management Proxy Circular (See “Compensation Governance”).

Board Committees

The Board has three Committees: Audit, Nominating & Corporate Governance and Human Resources & Compensation. The Committees are composed entirely of independent directors. The roles and responsibilities of the Committees are set out in Charters which are available on the Corporation’s website. These Charters are reviewed annually to ensure that they comply with legal requirements and are in alignment with best practices. To assist the Committee in fulfilling their respective responsibilities, such responsibilities are set out in Work Plans which are approved at the beginning of each year. The Charter of each Committee requires that each member of the Committee be an independent director.

Assessments

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

The Board conducts an annual evaluation of the effectiveness of the Board as a whole, and the effectiveness and contribution of its committees and individual directors.

Throughout the year, the Board reviews the performance of management and the Corporation against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation's business activities.

The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation, and approves their appointments and compensation.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environmental and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Corporation, and are subject to audit reviews. Management is required to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

The Corporation has a sound governance structure in place at both management and Board levels, and a comprehensive system of internal control relating to financial record reliability. These structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and United States regulatory developments affecting corporate governance, accountability and disclosure.